
14008182

OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Broadcast 3DTV, Inc.

Commission File Number: 0001615923

CALIFORNIA

UNITED STATES:

Broadcast3DTV, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd., Suite 450

Beverly Hills, California 90210

Phone: (213) 407-4386

3633– Radio & Television Broadcasting & Communications	**46-0785995**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFED BY OPERATION OF THE TERM OF REGULATION A.

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Dean Zanetos Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505	Co-Founder & Chairman
Mr. Sidney Kassouf Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505	Co-Founder & President

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Broadcast 3DTV, Inc. affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Dean Zanetos (1) (2)	Preferred Common	0% 25.5%
Mr. Sidney Kassouf (3) (4)	Preferred Common	0% 25.5%
Alternative Securities Markets Group (5) (6)	Preferred Common	0% 2%

(1) Mr. Dean Zanetos is the Co-Founder, Chief Executive Officer and Chairman of the Board of Directors for Broadcast 3DTV, Inc.
(2) Mr. Dean Zanetos, Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505
(3) Mr. Sidney Kassouf is the Co-Founder, President & Chief Operations Officer of Broadcast 3DTV, Inc.
(4) Mr. Sidney Kassouf, Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505
(5) Mr. Steven J. Muehler is the Chairman of the Board of Directors for Alternative Securities Markets Group
(6) Mr. Steven J. Muehler, Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210

(f) Promoters of the issuer

Broadcast 3DTV, Inc.
1020 North Hollywood Way, Suite 120
Burbank, California 91505
(818) 568-6747
http://www.b3dtv.com
Email: Sidneyk@b3dtv.com

Alternative Securities Markets Group
9107 Wilshire Blvd., Suite 450
Beverly Hills, California 90210
Phone: (213) 407-4386
http://www.AlternativeSecuritiesMarket.com
Email: Legal@ASMMarketsGroup.com

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

The Company did not have any Legal Counsel or Underwriters Associated with this Offering at the time of Filing.

The Alternative Securities Market Group (ASM) maintains an online portal for investors to purchase into our offering, and performs certain services for us in connection with the offering such as but not limited to distributing ongoing reports about our company. ASM is exclusively an ancillary service provider that will be reimbursed for documented expenses. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Although both Broadcast 3DTV, Inc. and ASM believe ASM's web portal will be sufficient to ensure success of the offering, the Company's relation with ASM is non-exclusive and the Company both has and reserves the right to enlist the aid of FINRA registered broker dealers if it is necessary to ensure success of the Offering. If so an appropriate Amendment shall be filed in a timely fashion.

To facilitate Broadcast 3DTV, Inc.'s liquidity at the onset of this Offering, in lieu of cash for its assistance in the obtaining a CIK No. and its assistance in the preparation of the registration statement, ASM has agreed to accept TWO THOUSAND shares of common Stock in the Company, representing 2% (two percent) of outstanding common stock shares upon completion of this Offering.

ASM will **not** receive any selling commissions; nor will it receive any fixed percentage of the Offering Proceeds as might a FINRA registered broker dealer. ASM will only receive documented expenses. Although ASM's expenses are likely to be somewhat proportional to the amount raised as they will be incurred during the duration of the raise, reimbursement of such documented expenses is **capped at an expense amount not to exceed 5% of the Offering proceeds**. Hence ASM does **not** qualify as an underwriter.

(i) through (m) None

Item 2. Application of Rule 262.

(a) (b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California
- New York
- Florida
- Illinois
- Texas
- New Jersey
- Pennsylvania
- Nevada
- Arizona

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Broadcast 3DTV, Inc.** and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

In accordance with the Company agreement with Alternative Securities Markets Group ("ASM"), the Company shall place into escrow and issue to ASM up to 2,000,000 shares of Common Stock (the "Escrowed Common Stock") as follows:

- 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 20% of this offering.
- Additional 20% (for a total of 40% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 40% of this offering.
- Additional 20% (for a total of 60% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 60% of this offering.
- Additional 20% (for a total of 80% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 80% of this offering.
- Additional 20% (for a total of 100% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon successfully diluted upon the successful capitalization of the Company to 100% of this offering.

Item 6. Other Present or Proposed Offerings.

The issuer is also presently offering this same offering to Non-U.S. Citizen Pursuant to Regulation S

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

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PART II – OFFERING CIRCULAR

Broadcast 3DTV, Inc.

Corporate:

Broadcast 3DTV, Inc.

1020 North Hollywood Way, Suite 120

Burbank, California 91505

(818) 568-6747

Offering / Investors:

Broadcast 3DTV, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd., Suite 450

Beverly Hills, California 90210

(213) 407-4386

Best Efforts Offering of 10,000 9% Convertible Preferred Stock Units

Preferred Stock Shares having a market value of up to

$1,000,000

Offering Price per 9% Convertible Preferred Stock Unit: $100.00 (USD)

See: Details of the Offering

Maximum Offering: 10,000 9% Convertible Preferred Stock Units

DATED: August 19th, 2014

Investing in the Company's 9% Convertible Preferred Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 12**.

We are offering a maximum of 10,000 9% Convertible Preferred Stock Units (the "Securities"). **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**

All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 3: (Shareholder Conversion Option)
  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fifth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

This Offering Circular relates to the offering (the "Offering") of up to 10,000 9% Convertible Stock Units in Broadcast 3DTV, Inc. The Securities offered through this Offering have no voting rights until the securities are converted to Common Stock Shares of the Company per the terms and conditions detailed in this Offering. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 10,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

This Offering is being conducted on a "best-efforts" basis, which means the Company's Management will use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $100.00 USD per 9% Convertible Preferred Stock Unit. If all Securities are purchased, the gross proceeds to the Company will be $1,000,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $100,000 is achieved, and all investors will be subject to the terms, conditions and investment risks associated with this investment.

The Company's Securities are not listed on any national securities exchange or on the over-the-counter inter-dealer quotation system. There is no market for the Company's Securities, and the Company's Securities may only be sold, traded or transferred through the Alternative Securities Markets Group's "Alternative Securities Market's Secondary Market", which is a private stock exchange for the initial sale and resale of Regulation A, Regulation S and Regulation D unrestricted securities. Shares sold, traded or transferred on the Alternative Securities Market are done so without consent of the Company's Management. Any Company Securities sold, transferred, assigned, pledged or disposed of, in whole or in part, not through the Alternative Securities Markets Group, may not do so without prior written consent of the Company's Management. The Company is currently preparing an S-1 Filing for Listing on the OTC Markets Group's "OTCQX Market" in 2015.

THERE IS, AT THIS TIME, NO PUBLIC MARKET FOR THE SECURITIES.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SECURITIES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 2: DISTRIBUTION SPREAD

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	——	$100.00	$0.00	$100.00
Total Minimum	001	$100.00	$0.00	$100.00
Total Maximum	10,000	$1,000,000.00	$0.00	$1,000,000

1) We are offering a maximum of 10,000 9% Convertible Preferred Stock Units at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR

TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Broadcast Media / Media Broadcasting Company Investment Industry Risks

Media Broadcasting Industry investments are subject to varying degrees of risk. The yields available from equity investments in Media Broadcasting Companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products or services does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's products and services may be adversely affected by the general economic climate, Broadcast Media market conditions such as oversupply of related products and services, or a reduction in demand for Broadcast Media products and services in the areas in which the Company's products and services are located, competition from other Media Broadasting products and services suppliers, and the Company's ability to provide adequate Broadcast Media products and services. Revenues from the Company's products and services are also affected by such factors such as the costs of production and general regional and national market conditions.

Because Media Broadcasting Industry investments are relatively illiquid, the Company's ability to vary its Broadcast Media products and services portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its assets. No assurance can be given that the fair market value of the assets acquired by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

We are Entirely Dependent on our Internet Content for 3D Broadcast for use by Mobile Devices, and our Future Revenue Depends On Its Commercial Success

Our future development and growth depends on the commercial success of our Internet 3D TV Broadcast content delivery service. Our Broadcast 3DTV service, or other services under development, may not achieve widespread market acceptance. We have recently begun to commercially introduce our service for the delivery of 3D TV video (with audio), and our future growth will depend, in part, on customer acceptance of this service. Failure of our current and planned services to operate as expected could delay or prevent their adoption. If our target customers do not purchase and successfully deploy our planned services, our revenue will not grow significantly and our business, results of operations and financial condition will be seriously harmed. In addition, to the extent we promote any portion of our technology as an industry standard by making it readily available to users for little or no charge, we may not receive revenue that might otherwise have been received by us.

The Internet Content Delivery Market for Mobile Devices is Relatively New, and our Business will Suffer if it Does Not Continue to Develop as we Expect

The market for Internet content delivery services to mobile devices is relatively new. We cannot be certain that a viable market for our 3D TV Broadcast technology service will emerge or be sustainable. If this market does not develop, or develops more slowly than we expect, our business, results of operations and financial condition will be seriously harmed.

ANY FAILURE OF OUR 3D TV BROADCAST NETWORK INFRASTRUCTURE COULD LEAD TO SIGNIFICANT COSTS AND DISRPUTIONS WHICH COULD REDUCE OUR REVENUE AND HARM OUR BUSINESS, FINANCIAL RESULTS AND REPUTATION.

Our business is dependent on providing our customers with fast, efficient and reliable 3D TV Internet Broadcasted content. To meet these customer requirements, we must protect our network infrastructure against damage from:

- Human Error;
- Physical and Electronic Security Breaches;
- Fire, Earthquake, Flood and other Natural Disasters;
- Power Loss;

- Sabotage and Vandalism; and
- Similar Events.

Any Failure of our Telecommunications Providers to Provide Required Transmission Capacity to us Could Result in Interruptions in our Service

Our operations are dependent upon transmission capacity provided by third-party telecommunications providers. Any failure of such telecommunications providers to provide the capacity we require may result in a reduction in, or termination of, service to our customers. This failure may be a result of the telecommunications providers or Internet service providers choosing services that are competitive with our service, failing to comply with or terminating their agreements with us or otherwise not entering into relationships with us at all or on terms commercially acceptable to us. If we do not have access to third-party transmission capacity, we could lose customers or fees charged to such customers, and our business and financial results could suffer.

THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITVE AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY AGAINST NEW ENTRANTS AND ESTABLISHED COMPANIES WITH GREATER RESOURCES.

We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. Many of our current competitors, as well as a number of our potential competitors, have longer operating histories, greater name recognition and substantially greater financial, technical and marketing resources than we do. Some of our current or potential competitors have the financial resources to withstand substantial price competition. Moreover, many of our competitors have more extensive customer bases, broader customer relationships and broader industry alliances that they could use to their advantage in competitive situations, including relationships with many of our potential customers. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements.

As competition in the Internet content delivery market continues to intensify, new solutions will come to market. We are aware that other companies will in the future focus significant resources on developing and marketing 3DTV products and services that will compete with Broadcast 3DTV's technology.

Increased competition could result in:

- Price and Revenue Reductions and Lower Profit Margins;
- Increased Cost of Service from Telecommunications Providers;
- Loss of Customers; and
- Loss of Market Share

Any one of these could materially and adversely affect our business, financial condition and results of operations.

Our Business will Suffer if we are Not Able to Scale our Network as Demand Increases

We have had only limited deployment of our Internet 3D TV Broadcast content delivery service to date, and we cannot be certain that our network can connect and manage a substantially larger number of customers at high transmission speeds. Our network may not be scalable to expected customer levels while maintaining superior performance. In addition, as customers' usage of bandwidth increases, we will need to make additional investments in our infrastructure to maintain adequate downstream data transmission speeds. We cannot assure you that we will be able to make these investments successfully or at an acceptable cost. Upgrading our infrastructure may cause delays or failures in our network. As a result, in the future our network may be unable to achieve or maintain a sufficiently high transmission capacity. Our failure to achieve or maintain high capacity data transmission could significantly reduce demand for our service, reducing our revenue and causing our business and financial results to suffer.

Our Business will Suffer if we Do Not Respond to Technological Changes

The market for Internet content delivery services is likely to be characterized by rapid technological change, frequent new product and service introductions and changes in customer requirements. We may be unable to respond quickly or effectively to these developments. If competitors introduce products, services or technologies that are better than ours or that gain greater market acceptance, or if new industry standards emerge, our Internet based 3D TV Broadcast technology may become obsolete, which would materially and adversely affect our business, results of operations and financial condition.

In developing our Internet based 3D TV Broadcast technology service, we have made, and will continue to make, assumptions about the standards that our customers and competitors may adopt. If the standards adopted are different from those which we may now or in the future promote or support, market acceptance of our 3D TV Broadcast service may be significantly reduced or delayed and our business will be seriously harmed. In addition, the introduction of services or products incorporating new technologies and the emergence of new industry standards could render our existing services obsolete.

We Face Risks Associated with International Operators that could Harm our Business

To be successful, we believe we must expand our international operations. Therefore, we expect to commit significant resources to expand our international sales and marketing activities. However, we may not be able to develop or increase market demand for our Internet 3D TV Broadcast technology service which may harm our business. We may be subject to a number of risks associated with international business activities which may increase our costs, lengthen our sales cycle and require significant management attention. These risks include:

- Increased expenses associated with marketing services in foreign countries;
- General economic conditions in international markets;
- Currency exchange rate fluctuations;
- Unexpected changes in regulatory requirements resulting in unanticipated costs and delays;
- Tariffs, export controls and other trade barriers;
- Longer accounts receivable payment cycles and difficulties in collecting accounts receivable; and
- Potentially adverse tax consequences, including restrictions on the repatriation of earnings;

Development Stage Business

Broadcast 3DTV, Inc. commenced operations in August of 2012 as a California Stock Corporation. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Broadcast 3DTV, Inc. will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $1,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Competition

Competition exists for Media Broadcasting products and services in most markets, including all sectors in which the Company intends to operate. The Company may be competing for assets with entities that have substantial greater economic and personnel resources than the Company or better relationships with service providers and other Media Broadcasting Industry related professionals. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Media Broadcast Industry may reduce the number of suitable prospective exploration opportunities.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Dean Zanetos, the Company's Co-Founder, Chief Executive Officer and Chairman of the Company's Board of Directors, and Mr. Sidney Kassouf, the Company's Co-Founder, President and Chief Operations Officer.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $100,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of August 1st, 2014 the Company's Managers owned approximately 56.8% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. Upon completion of this Offering, The Company's Management will own approximately 56.8% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Units

The Company's Preferred Stock Units and Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Preferred Stock or Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Preferred Stock Units and Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

Prior to this offering, there has been no public market for the Company's Preferred Stock. The Company's Preferred Stock will not be listed on any regulated securities exchange. There can be no assurance that an active trading market for the Company's

Preferred Stock will develop, or, if developed, that an active trading market will be maintained. If an active market is not developed or sustained, the market price and liquidity of the Company's Preferred Stock may be adversely affected.

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

The Company's Preferred Stock is Equity and is Subordinate to all of our Existing and Future Indebtedness; our ability to Declare Annual Dividends on the Preferred Stock may be Limited

The Company's Preferred Stock Units are equity interest in the Company and do not constitute indebtedness. As such, the Preferred Stock will rank junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would be customarily be payable on specified due dates, in the case of preferred stock, like the Preferred Stock being offering through this Offering, (1) dividends are payable only when, as and if authorized and declared by the Company's Board of Directors and (2) as an early stage company, our ability to declare and pay dividends is subject to the Company's ability to earn net income and to meet certain financial regulatory requirements.

Dividends on the Company's Preferred Stock is Cumulative

Dividends on the Company's Preferred Stock is Cumulative. If the Company's Board of Directors does not authorize and declare a dividend for any dividend period, holder of the Company's Preferred Stock will not be entitled to receive a dividend cash payment for such period, and such undeclared dividend will accrue and become payable at a later dividend payment date. The Company's Board of Directors may determine that it would be in the Company's best interest to pay less than the full amount of the stated dividend on our Preferred Stock, at which time the undeclared portion of the dividend will accrue and become payable at a later dividend payment date. Factors that would be considered by the Company's Board of Directors in making this determination are the Company's financial condition and capital needs, the impact of current and pending legislation and regulations, economic conditions, tax considerations, and such other factors as our Board of Directors may deem relevant.

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Broadcast Technology Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable California Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

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ITEM 4. PLAN OF DISTRIBUTION

A maximum of 10,000 9% Convertible Preferred Stock Units are being offered to the public at $100 per 9% Convertible Preferred Stock Unit. A minimum of $100,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $2,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $100,000 has be reached.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Broadcast 3DTV, Inc**. and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $1,000,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

J. Sale of Company 9% Convertible Preferred Stock Units

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	**$1,000,000**	**100%**	**$100,000**	**10%**

K. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	**$50,000**	**5%**	**$5,000**	**5%**

Footnotes:

(3) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the
Offering.

(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

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Use of Investment Proceeds:

Broadcast 3D TV, Inc. - 12 Month Income Proforma - Exceptional

ASSUMPTIONS:
1 $1,000,000 raised through equity offering
2 Revenues are based upon indicated product sales from the following:
Group - 1 - Foreign Telecoms
Group - 2 - Domestic Retailers
Group - 3 - Domestic Telecoms

	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	Total
Operating Capital Received	1,000,000												
Balance Forward		719,550	568,040	408,060	3,207,130	14,137,690	31,530,890	54,276,890	82,301,890	116,025,690	157,350,290	204,117,890	
General Operating & Administrative	30,000	30,000	30,000	50,000	60,000	60,000	60,000	60,000	60,000	60,000	60,000	60,000	620,000
Innovision	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	24,000
Zukini Mobile & Web	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	24,000
Hardware Development	30,000	10,000	10,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	95,000
Business Equipment	10,000	10,000	5,000	250	250	250	250	250	250	250	250	250	27,250
Website Development (Software)	10,000	10,000	10,000	10,000	5,000	5,000	10,000	5,000	5,000	5,000	5,000	5,000	85,000
Phone App Development (Software)	5,000	5,000	5,000	5,000	5,000	5,000	10,000	5,000	5,000	5,000	5,000	5,000	65,000
Organizational Expense	5,000	2,000	2,000	2,000	2,000	2,000	5,000	5,000	5,000	2,000	2,000	2,000	36,000
Legal Corporate	26,000	10,000	10,000	5,000	5,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	77,000
Legal Patents	21,000	23,000	20,000	20,000	10,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	108,000
Travel, Marketing	10,500	1,000	1,000	1,000	15,000	2,500	2,500	2,500	2,500	2,500	2,500	2,500	46,000
Advertising	0	0	0	15,000	15,000	15,000	100,000	500,000	500,000	50,000	50,000	50,000	1,295,000
Public Relations	0	0	0	0	10,000	10,000	20,000	50,000	5,000	5,000	5,000	5,000	110,000
Content Development	10,000	10,000	15,000	15,000	15,000	350,000	350,000	500,000	500,000	500,000	500,000	1,000,000	3,765,000
Bookkeeping	1,000	1,000	1,000	1,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	44,000
Accounting	1,000	1,000	1,000	1,000	1,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	40,000
HQ Office Expense													
Rent	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	72,000
Utilities	450	450	450	450	450	450	450	450	450	450	450	450	5,400
Phones	500	500	500	500	40	500	500	500	500	500	500	500	5,540
Internet	180	180	180	180	250	250	250	250	250	250	250	250	2,720
Office Supplies	1,000	500	250	250	250	250	250	250	250	250	250	250	4,000
Employees													
2D to 3D Conversions	5,500	12,000	15,000	20,000	25,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	287,500
Administrative Employees	2,500	2,500	5,000	10,000	15,000	20,000	25,000	25,000	25,000	25,000	25,000	25,000	205,000
Payroll Expenses (P&B)	3,630	5,380	8,600	14,800	21,000	27,200	32,200	32,200	32,200	32,200	32,200	32,300	274,000
Manufacturing													
Tooling	25,000	0	0	0	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	425,000
Inventory	50,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	105,000
Ordered Inventory	0	0	0	5,000	15,000	60,000	90,000	300,000	300,000	50,000	50,000	300,000	1,190,000
Facilitation and Delivery	12,000	0	0	2,500	15,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	169,500
In Store Inventory Service by Store	10,000	5,000	5,000	30,000	10,000	10,000	15,000	30,000	5,000	5,000	5,000	5,000	135,000
Total Expenses	$280,450	$151,510	$158,980	$228,930	$330,240	$723,400	$856,400	$1,651,400	$1,561,400	$878,400	$878,400	$1,628,400	$9,338,910

B3DTV, Inc. Income Proforma - Exceptional Page 1

SEE EXHIBITS FOR A LARGER CLEARER VIEW OF THIS GRAPH

Broadcast 3D TV, Inc. - 12 Month Income Proforma - Exceptional

		Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	Total
Income by Country/Territory														
INDIA														
Screens		0	0	0	80,000	200,000	200,000	200,000	300,000	300,000	300,000	300,000	300,000	2,180,000
New Memberships		0	0	0	64,000	160,000	160,000	160,000	240,000	240,000	240,000	240,000	240,000	1,744,000
Monthly Members Retained @ 80%		0	0	0	0	211,200	499,200	787,200	1,155,200	1,587,200	2,019,200	2,451,200	2,883,200	2,883,200
MID EAST														
Screens		0	0	0	60,000	100,000	100,000	100,000	100,000	100,000	160,000	160,000	160,000	1,040,000
New Memberships		0	0	0	48,000	80,000	80,000	80,000	80,000	80,000	128,000	128,000	128,000	832,000
Monthly Members Retained @ 80%		0	0	0	0	118,400	262,400	406,400	550,400	694,400	886,400	1,116,800	1,347,200	1,347,200
W. EURO														
Screens		0	0	0	0	80,000	120,000	160,000	160,000	200,000	200,000	200,000	200,000	1,320,000
New Memberships		0	0	0	0	64,000	96,000	128,000	128,000	160,000	160,000	160,000	160,000	1,056,000
Monthly Members Retained @ 80%		0	0	0	0	0	147,200	204,800	435,200	697,600	985,600	1,273,600	1,561,600	1,561,600
CANADA														
Screens		0	0	0	0	60,000	90,000	90,000	90,000	100,000	100,000	100,000	100,000	730,000
New Memberships		0	0	0	0	48,000	72,000	72,000	72,000	80,000	80,000	80,000	80,000	584,000
Monthly Members Retained @ 80%		0	0	0	0	0	110,400	240,000	369,600	507,200	651,200	795,200	939,200	939,200
USA														
Screens		0	0	0	60,000	200,000	300,000	300,000	300,000	300,000	300,000	300,000	300,000	2,360,000
New Memberships		0	0	0	48,000	160,000	240,000	240,000	240,000	240,000	240,000	240,000	240,000	1,888,000
Monthly Members Retained @ 80%		0	0	0	0	198,400	566,400	998,400	1,430,400	1,862,400	2,294,400	2,726,400	3,158,400	3,158,400
SOUTH AM														
Screens		0	0	0	0	60,000	100,000	150,000	150,000	150,000	200,000	200,000	200,000	1,210,000
New Memberships		0	0	0	0	48,000	80,000	120,000	120,000	120,000	160,000	160,000	160,000	968,000
Monthly Members Retained @ 80%		0	0	0	0	0	118,400	184,000	400,800	616,000	872,000	1,160,000	1,448,000	1,448,000
	PER UNIT											**TOTAL 3D SCREEN PROTECTOR UNITS & SALES**		
Total 3D Screen Protector Units **Retail @ $29.99** (Wholesale @ $14.99 Less Cost - $2.25)	$12.74	0	0	0	200,000	700,000	910,000	1,000,000	1,100,000	1,150,000	1,260,000	1,260,000	1,260,000	8,840,000
TOTAL SCREEN SALES		$0	$0	$0	$2,548,000	$8,918,000	$11,593,400	$12,740,000	$14,014,000	$14,651,000	$16,052,400	$16,052,400	$16,052,400	$112,621,600
	PER MONTH											**TOTAL MONTHLY MEMBERSHIPS & SALES**		
Total Website Memberships (Membership @ $5 Less Cost - $2)	$3	0	0	0	160,000	777,600	2,174,400	3,620,800	5,220,800	6,884,800	8,716,800	10,531,200	12,345,600	50,432,000
CUMULATIVE MEMBERSHIP PAYMENTS		$0	$0	$0	$480,000	$2,332,800	$6,523,200	$10,862,400	$15,662,400	$20,654,400	$26,150,400	$31,593,600	$37,036,800	$151,296,000
NET TOTAL for Both 3D Screen Protectors & Memberships		$719,560	$668,040	$408,060	$3,207,130	$14,137,690	$31,530,890	$54,276,890	$82,301,890	$116,025,890	$157,360,290	$204,117,890	$256,578,690	$264,578,690

SEE EXHIBITS FOR A LARGER CLEARER VIEW OF THIS GRAPH

ITEM 6. DESCRIPTION OF BUSINESS

Executive Summary

Broadcast 3DTV, Inc. is a California corporation, incorporated August 14, 2012, based in Burbank. Management aggressively protects its intellectual property and owns patents pending for viewing and delivery of 3D content. Company viewing systems enables glasses-free 3D and can be watched from any angle on smart phones, tablets, computers and TV's. The company also has its own system for conversion of content from 2D to 3D in HD.

The B3DTV advanced technology platform is elegant in its simplicity of use and unique in that it can be monetized through multiple income streams as the company grows.

The unparalleled invention of the Broadcast 3DTV system of displays allows web streaming, web information technology, and 3D production, to all work seamlessly together for a first class customer viewing experience. The existing seasoned management team necessary for such an operation is currently in place. Management intends to further develop more intellectual property and protect it with additional patents.

Traction & Milestones

✓ We achieved proof of concept with workable prototypes for several devices from different manufacturers.

✓ We have market tested the product abroad and have significant customer interest from major telecoms in India, Saudi Arabia, the UAE and Germany.

✓ We have additionally achieved patent pending status for both our 3D screen protector and for our proprietary system for the transmission of 3D content.

Industry

Technology

Target Customer

Smart phone, tablet, computer and TV users; as well as Content Providers including: 3D film distributors, 3D Game Makers and Sports Networks.

Market Size

56% of American adults now own a smartphone of some kind.

Team Members

Dean Zanetos, Chairman & CEO

An experienced producer and director, having worked for Universal Pictures for many years, delivers the organizational practicality necessary for worldwide success.

Sidney Kassouf, President & COO

As an innovator in all areas of visual technology from HD to 3D, he has worked for more than twenty years creating digital technical solutions and advanced development of emerging technologies. His experience makes him a unique company visionary.

For more detailed bios please see pages 6 - 7.

Problem/Opportunity



Glasses are the biggest barrier to widespread 3D viewing outside of theatrical distribution. Many viewers find them uncomfortable, to the point that they are more likely the cause of so-called "3D headaches" than actually watching 3D. Also, wearing 3D glasses serves to narrow the field of vision, introducing a claustrophobic element to the viewing experience.

Solution



We got rid of the glasses by making screen protectors for cell phones, tablets, laptops, desktop computers, or TV's. Our proprietary, inexpensive overlays combined with software, allow flawless 3D viewing "without glasses." Once installed, you can clearly view normal 2D content without knowing its there. But when you switch to the B3DTV website, your programming comes alive revealing flawless 3D images, viewable from all angles.

Industry & Market Size

Digital Gadgets and Users

3 BILLION
unique mobile phone owners on the planet.





184.2MM tablets will be shipped in 2013.


184.2M

By the end of the year, there will be an estimated 34 million tablet computer users in the U.S., according to new numbers out today


49%

Notebook PCs will account for 49% of PC shipments in 2017, down from 60% in 2012.


53%

Notebooks, flat-panel TVs, smartphones, tablets, and desktop computers accounted for 53% of US consumer technology sales in 2012, up from 49% in 2011.

3

3D Content Providers Need Additional Distribution Outlets

* Current studio distribution of 3D films has almost zero aftermarket except in Blu-ray and even that is limited.
* Game makers have limited sales for 3D video games.
* Sports networks have limited customers for 3D telecasting of sporting events.
* As consumers of streaming video increase, they will want more choice, and that will include 3D.
* **Pirating is almost impossible.** B3DTV provides the most secure electronic internet transmission of media. Encoding for the receiving device as well as at the transmission source and within the signal itself, makes the viewing of pirated signal both time consuming and almost worthless.
* B3DTV can provide 2D to 3D conversion or use existing native or converted 3D material.

Revenue Model

B3DTV technology is monetized in two ways.

SCREEN PROTECTORS

$19.95

From sales of the 3D screen protectors. Our proprietary protective overlay retails at $19.95.

SUBSCRIPTION

$3.00

/month

From subscription revenues generated through customers viewing 3D content. Subscriptions for basic content will begin at $3 per month. Specialty channels and VOD will be value added features for additional cost.

At 100,000 units per month, the first year should yield average sales of 1,200,000 units. Once sales commence, management expects growth rates to be explosive in the 200%-500% range per annum for years 2 and 3.

4

Competitive Landscape


Charming Prince

Currently, there are no other products similar to our 3D screen protectors. Having the "first to market" product advantage will allow Broadcast 3DTV a superior strategic position to rapidly expand, as it captures the huge 3D viewing market.

* We have a very simple, low cost, yet effective protector/overlay for any smart phone, tablet or computer screen that allows "no glasses" 3D viewing.
* Consumers do not have to discard their current units in order to upgrade to 3D. No need to transfer information or learn a new device.
* 3D content can be readily available for the consumer whenever they choose to view it.

Marketing

The initial rollout will be geared toward youth (13-25) in our test market, Los Angeles. B3DTV has an ongoing relationship with KTLA TV with an audience reach of 10.4 million viewers. We will provide for local broadcast, a review show, **MTMG Review,** that will critique the latest in movies, television, music and games. The slant will be youth driven with an emphasis on 3D films & games and give the audience a chance to personally review any show they see through their favorite social media directly from our website.

The show will be broadcast on KTLA in 2D but will be filmed in 3D utilizing trailers and promos originated in 3D. **MTMG Review** will then be re-broadcast as a "free" program on the B3DTV webpage allowing viewers to see the original program in flawless 3D. The audience will be directed to locations to purchase protective 3D screens with additional 3D films and programming accessible as audience and distribution grow.

The B3DTV Team

B3DTV, Inc. has developed provisional patents and now owns patents pending for viewing and delivery systems of 3D content. We are also developing a compatible small 3D lens adaptor for use with smart phone camera lenses. In addition B3DTV has its own system for conversion of 2D to 3D content in HD.

The Team necessary for such an operation must not only be excellent in their respective fields but also dedicated to the mission and loyal to its achievement.

The officers of Broadcast 3DTV, Dean Zanetos, and Sidney Kassouf, also serve as members of Company's Board of Directors. Below are brief biographies for each member of the management and key personnel for B3DTV.

Dean Zanetos, (Chairman & CEO)

Dean Zanetos is an experienced producer and director, having worked for Universal Pictures for many years.

He has directed and produced television and motion picture projects with aggregate budgets of over $120 million dollars. He has a vast knowledge of special effects production. His producing credits include "Battlestar Galactica" among others.

Mr. Zanetos was also President of World Television Distribution for four years distributing film and television shows throughout the world. He also has a BA degree in Political Science from the University of Denver.

He has expertise in production, distribution and as executive, all significant components for the successful management of the complex technical and content requirements for the Company.

Sidney K. Kassouf, (President & COO)

Mr. Kassouf is an innovator in all areas of visual technology from High Definition to 3D. He has more than twenty (20) years of experience creating digital technical solutions and applications including several years of advanced development of emerging technologies.

Previously, Mr. Kassouf produced the TV music series, "The Rock Files," as well as edited music videos for TV. He produced special effects content for series such as Alias, CSI New York, CSI Miami, Chuck, Lost and Dexter.

He has also authored DVDs and Blu-Ray DVDs for major studios and co-founded eDef Media Labs, a research company that specializes in transforming video and film pictures from standard definition to high definition in order to meet broadcast specifications. Mr. Kassouf is an expert in entertainment technology and currently serves as a consultant to various post-production companies in Hollywood.

Dr. John M. Tamkin (Product Development Consultant)

Dr. Tamkin has more than 30 years of professional focused on developing and transferring optical technology from product research through production. Through most of his career, he has operated as a team leader of small groups on projects that had lifetimes of less than 2 years with budgets more than $10 Million.

Dr. Tamkin has published extensively and has numerous patents.

Dr. Tamkin has a B.S in Physics from San Diego University and a Ph.d in Optical Engineering from the University of Arizona.

Mark Centkowski (Operations Manager)

Mr. Centkowski founded Innovision Optics, located in Santa Monica, California in 1987. He has more than 30 years of experience in the design manufacture and marketing of specialized production equipment to the television and video industries. He is involved in the development of the next generation of specialized camera lenses, and compact versions of camera tracking systems for Innovision Optics. He coordinates a team of mechanical engineers, optical designers and software programmers for the development of customized optical instruments and remote controlled camera systems.

Mr. Centkowski has a B.A. from Michigan State University.

Conclusion



Broadcast 3DTV is dedicated to the best in flawless 3D viewing.
The mission: release B3DTV advanced-technology worldwide.
Now audiences can enjoy remarkable 3D without glasses.
Imagine, low cost, amazing 3D viewable from any angle.
So leave the past. Join us.

A true game changer...



BROADCAST 3DTV, INC.

Transforming A 2D World Into A 3D Universe

B3DTV Income Proformas - Chart View*

Exceptional Proforma By Quarter

	Expenses	3D Screens	Subscriptions
Q1	$ 159,980	$ 0.00	$ 0.00
Q2	$ 723,400	$11,593,400	$ 6,523,200
Q3	$1,581,400	$14,651,000	$ 20,654,400
Q4	$1,628,400	$16,052,400	$ 37,036,800


40000000
30000000
20000000
10000000
0
Q1
Q2
Q3
Q4
Expenses
3D Screens
Subscriptions

Moderate Proforma By Quarter

	Expenses	3D Screens	Subscriptions
Q1	$ 159,980	$ 0.00	$ 0.00
Q2	$ 723,400	$6,497,400	$ 3,374,400
Q3	$ 1,581,400	$7,644,000	$ 11,020,800
Q4	$ 1,628,400	$7,644,000	$ 18,732,000


20000000
15000000
10000000
5000000
0
Q1
Q2
Q3
Q4
Expenses
3D Screens
Subscriptions

*Please see the following spread sheets for detailed performance information.



Broadcast 3DTV, Inc. - Revenue Streams


Broadcast 3DTV Inc. is merged with NewShow Media, Inc.
The NSM show "MTMG" is the opening advertising for the B3DTV distribution system.
Each Tel Com is a potential licensee of B3DTV Technology.
Tel Coms in USA
Tel Coms in Europe
Tel Coms in India
Tel Coms in South America
Tel Coms in Middle East
Worldwide in 2014
1.7 Billion Smartphone Users
500 Million Tablet Users.
Each user is a potential B3DTV 3D ScreenPro client.
B3DTV Licensees
Multiple Revenue Streams
NewShow Media
MTMG TV show
Trailers of New Movies
Constant Promotion of Broadcast 3DTV channels.
Worldwide promotion of 3D
Worldwide marketing of 3D ScreenPro and B3DTV Distribution Systems to consumers.
Movies, Television, Music, & Games for all markets in 3D and / or 2D Broadcast
Original Programming in 3D
Advertising Sales
Broadcast 3DTV
3dScreenPro
Free Channel
Memberships
Local Channels
VOD
Advertising Channels
Premium Channels

B. EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the following methods:

- Become publicly listed:
  - U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  - Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  - Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  - U.S. NASDAQ Met - 2016 or 2017
  - Bermuda Stock Exchange Regulated Market - 2016 or 2017
  - Frankfurt Stock Exchange Regulate Market - 2016 or 2017
- Acquisition or Sale of the Company

C. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $1,000,000

Company Structure

- Private early stage Broadcast Media Company.
- California Stock Corporation (Formed August of 2014).
- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE Million Shares of Preferred Stock Authorized
- ONE HUNDRED MILION Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. TEN THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

Minimum Equity Commitment

- One 9% Convertible Preferred Stock Units.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

D. The Offering

The Company is offering a maximum of 10,000 9% Convertible Preferred Stock Units at a price of $100.00 per Unit, with all Units having no par value.

E. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

F. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the development and growth of the Company's Broadcast Marketing and Advertising products and services. See "USE OF PROCEEDS" section.

G. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $100,000. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

H. Preferred & Common Stock Units

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

- Company Founders & Current Shareholders 0%
- New Shareholders 100%

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

- Company Founders & Current Shareholders 100%
- New Shareholders 0%

I. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

J. Company Share Purchase Warrants

The Company has outstanding warrants for the purchase of shares of the Company's Common Stock.

- Mr. Mark Centowski, Manager of Operations
  - 1.5 Million Shares
- Dr. John Tamkin, Product Development Consultant
  - 1.5 Million Shares

Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

K. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

L. Company Convertible Securities

The Company, at the completion of this Offering will have 10,000 9% Convertible Preferred Stock Shares Issued.

- ***Terms of Conversion or Repurchase by the Company:***
  - All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
    - YEAR 3: (Shareholder Conversion Option)
      - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 4: (Optional Conversion Option)
      - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 5: (Optional & Mandatory Conversion Options)
      - *Optional*: At anytime during the fifth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

M. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

N. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesMarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

O. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

For the Public Portion of this Offering, the Stock Transfer Agent is:

ComputerShare
250 Royall Street
Canton, MA (USA) 02021
Phone (781) 575-2000
http://cis.computershare.com

P. Subscription Period

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 10,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

X. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Broadcast 3DTV, Inc.

The Company	Broadcast 3DTV, Inc. is a California Stock Corporation.
Investment Objectives	The Company's objectives are to: (i) Develop and Grow its Broadcast Media Business (ii) Maintain a total internal rate of returns of 20%+ per annum.
Company Managers	Biographies of all Managers can be found starting on Page 40 of this Offering.
Minimum Capital Commitment	Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock Units.
The Offering	The Company is seeking capital commitments of $1,000,000 from Investors. The securities being offered hereby consists of up to 10,000 9% Convertible Preferred Stock Units of the Company, priced at $100.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.
Term of the Offering	The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 10,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction
Conversion Option / Mandatory Conversion	All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the third, fourth or fifth year under the following terms and conditions at the Shareholder's Option: • **Year 3: (Shareholder Conversion Option)** Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash. The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units. • **Year 4: (Shareholder Conversion Option)** Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**

  Shareholder Option: At anytime during the fifth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price ***minus 15%*** of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

  Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price ***minus 15%*** of the Company's Common Stock at time of conversion / closing.

Investment Period — The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.

Board of Directors — All classes of Preferred Stock shall elect TWO of FIVE seats of the Company's Board of Directors

Voting Rights — Preferred Stock has NO VOTING RIGHTS

Reports to Investors — The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.

Valuations — The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.

Indemnification — The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.

Listings and Admissions to Trading — Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

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ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company's address is 1020 North Hollywood Way, Suite 120, Burbank, California 91505. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	**Position**
Mr. Dean Zanetos (Age: 67)	***Co-Founder, CEO & Chairman of the Board of Directors***

Dean Zanetos is an experienced producer and director, having worked for Universal Pictures for many years.

Mr. Zanetos has directed and produced television and motion picture projects with aggregate budgets of over $120 Million Dollars. He has a vast knowledge of special effects production. His producing credits include "Battlestar Galactica" among others.

Mr. Zanetos was also President of World Television Distribution for four years, distributing film and television shows throughout the world. He also has a BA degree in Political Science from the University of Denver.

He has expertise in production, distribution and as executive, all significant components for the successful management of the complex technical and content requirements for the Company.

Mr. Sidney K. Kassouf (Age: 61) ***Co-Founder, President & Chief Operations Officer***

Mr. Kassouf is an innovator in all areas of visual technology from High Definition to 3D. He has more than twenty years of experience creating digital solutions and applications including several years of advanced development of emerging technologies.

Previously, Mr. Kassouf produced the TV music series, "The Rock Files", as well as edited music videos for TV. He produced special effects content for TV Series such as "Alias", "CSI New York", "CSI Miami", "Chuck", "Lost" and "Dexter".

Mr. Kassouf has also authored DVDs and Blu-Ray DVDs for major studios and co-founded eDef Media Labs, a research company that specializes in transforming video and film pictures from standard definition to high definition in order to meet broadcast specifications. Mr. Kassouf is an expert in entertainment technology and currently serves as a consultant to various post-production companies in Hollywood.

Dr. John M. Tamkin (Age: 54) ***Product Development Consultant***

Dr. Tamkin has more than thirty years of industry experience, the majority of the time focused on developing and transferring optical technology from product research through production. Through most of his career, Dr. Tamkin has operated as a team leader of small groups on projects that have lifetimes of less than two years with budgets more than $10 Million.

Dr. Tamkin has published extensively and has numerous patents.

Dr. Tamkin has a B.S. in Physics from San Diego University and a Ph.D. in Optical Engineering from the University of Arizona.

Mr. Mark Centkowski (Age: 64) ***Manager of Operations***

Mr. Centowski founded Innovision Optics, located in Santa Monica, California in 1987. He has more than 30 years of experience in the design, manufacturing and marketing of specialized production equipment to the television and video industries. He is involved in the development of the Next Generation of Specialized Camera Lenses, and Compact Versions of Camera Tracking

Systems for Innovation Optics. He coordinates a team of mechanical engineers, optical designers and software programmers for the development of customized optical instruments and remote controlled camera systems.

Mr. Centkowski has a B.A. from Michigan State University.

Mr. Steven J. Muehler (Age: 39) ***Advisor***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation & Alternative Securities Markets Group. A true pioneer in the private equity investments industry, Mr. Muehler has led Blue Coast Securities Corporation in its growth into a leading global alternative assets management and private equity investments firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on the Investment Portfolio Management Committees of each of the Firm's Fixed Income Funds and Private Equity Investment Funds, including the Firm's Technology Fund.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.comand at www.AlternativeSecuritiesMarket.com.

B. *Significant Employees.* All Members of Broadcast 3DTV, Inc. as listed above, except for Mr. Muehler, are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Broadcast 3DTV, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* None.

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

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ITEM 9. EXECUTIVE COMPENSATION.

In August of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of Broadcast 3DTV, Inc. will be entitled to receive an annual salary of:

Mr. Dean Zanetos	Chairman of the Board of Directors	$94,800
Mr. Sidney K. Kossouf	President	$94,800

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently has outstanding Stock Options

- Mr. Mark Centowski, Manager of Operations
  - 1.5 Million Shares
- Dr. John Tamkin
  - 1.5 Million Shares

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

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ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. Dean Zanetos Chairman of the Board of Directors 1020 North Hollywood Way, #120 Burbank, California 91505	Common Stock: 25,500,000 Shares (25.5%) Preferred Stock: No Shares	Common Stock: 25,500,000 Shares (25.5%) Preferred Stock: No Shares
Mr. Sidney K. Kassouf President & Chief Operations Officer 1020 North Hollywood Way, #120 Burbank California 91505	Common Stock: 25,500,000 Shares (25.5%) Preferred Stock: No Shares	Common Stock: 25,500,000 Shares (25.5%) Preferred Stock: No Shares
Mr. Marko Budgyk Shareholder 1020 North Hollywood Way, #120 Burbank, California 91505	Common Stock: 5,000,000 Shares (5%) Preferred Stock: No Shares	Common Stock: 5,000,000 Shares (5%) Preferred Stock: No Shares
Alternative Securities Markets Group Advisor / Shareholder 9107 Wilshire Blvd, Suite 450 Beverly Hills, California 90210	Common Stock: No Shares Preferred Stock: No Shares	Common Stock: 2,000,000 Shares (2%) Preferred Stock: No Shares

SHARES RETAINED IN COMPANY TREASURY: 39,178,571
TOTAL SHARES ISSUED AND OUTSTANDING: 100,000,000

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ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholders are Mr. Dean Zanetos, the Company's Co-Founder, Chief Executive Officer and Chairman of the Board of Directors; and Mr. Sidney Kassouf, the Company's Co-Founder, President and Chief Operations Officer. These two shareholders currently own the majority of the issued and outstanding controlling Common Stock Units of Broadcast 3DTV, Inc. Consequently, these shareholders control the operations of the Company and will have the ability to control all matters submitted to Stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Zanetos and Mr. Kassouf thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

9% Convertible Preferred Stock Units

A maximum of TEN THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $100.00 9% Convertible Preferred Stock Unit. A Minimum of $100,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $1,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $100,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

- All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

  - YEAR 3: (Shareholder Conversion Option)

    - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as

determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fifth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of August 1st, 2014 – 100,000,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, no par value per share (the "Preferred Stock"). As of August 1st, 2014 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, TEN THOUSAND shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of August 1st, 2014, there were 100,000,000 shares of our Common Stock outstanding, which were held of record by approximately 6 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of August 1st, 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

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Indemnification of Directors and Officers:

The Company is incorporated under the laws of California. California General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by California's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

California's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION:

08/11/14

Broadcast 3DTV
Profit and Loss Standard
January 1 through August 11, 2014

	Jan 1 - Aug 11, '...
Ordinary Income/Expense	
Income	
Product Income	13.08
Service Income	3,500.00
Total Income	3,513.08
Expense	
Bank Charge	294.80
Foreign Currency Exchange ...	3,446.87
Taxes	800.00
Total Expense	4,541.67
Net Ordinary Income	-1,028.59
Net Income	-1,028.59

08/11/14

Broadcast 3DTV
Balance Sheet Standard
As of August 11, 2014

		Aug 11, '14
ASSETS		
Current Assets		
Checking/Savings		
BOA		-5,392.62
Total Checking/Savings		-5,392.62
Total Current Assets		-5,392.62
Other Assets		
Startup Cost		
Legal	26,359.00	
Payout	170,400.00	
Total Startup Cost		196,759.00
Total Other Assets		196,759.00
TOTAL ASSETS		191,366.38
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Loans from DZ		70.00
Total Other Current Liabil...		70.00
Total Current Liabilities		70.00
Total Liabilities		70.00
Equity		
Investor		252,743.00
Retained Earnings		-60,418.03
Net Income		-1,028.59
Total Equity		191,296.38
TOTAL LIABILITIES & EQUITY		191,366.38

08/11/14

Broadcast 3DTV
Statement Of Cash Flows
January 1 through August 11, 2014

	Jan 1 - Aug 11, '...
OPERATING ACTIVITIES	
Net Income	-1,028.59
Net cash provided by Operating Acti...	-1,028.59
INVESTING ACTIVITIES	
Startup Cost:Payout	-14,500.00
Net cash provided by Investing Activ...	-14,500.00
FINANCING ACTIVITIES	
Investor	9,985.00
Net cash provided by Financing Acti...	9,985.00
Net cash increase for period	-5,543.59
Cash at beginning of period	150.97
Cash at end of period	-5,392.62

2014 Statement of Shareholder's Equity Through August

	Preferred	Common		Percentage
Dean Zanetos* (1)		25,500,000	Management	25.5%
Sidney Kassouf** (2)		25,500,000	Management	25.5%
Marko Budgyk (3)		5,000,000	Shareholder	5%
Majid Akeel (4)		2,024,050	Shareholder	2%
ASM (5)		2,000,000	Contract	
Total		60,024,050		
Company Hold	125,000	39,975,950	Hold for options, warrants & future stock holders.	Total percentage of authorized shares available.
Grand Total		100,000,000		

(1) Dean Zanetos 1020 N. Hollywood Way #120 Burbank, CA 91505
* Merger with NewShow, Media Inc. on August 4, 2014 added 15,500,000 shares.
(2) Sidney Kassouf 1020 N. Hollywood Way #120 Burbank, CA 91505
** Merger with NewShow, Media Inc. on August 4, 2014 added 13,500,000 shares.
(3) Marko Budgyk 1020 N. Hollywood Way #120 Burbank, CA 91505
(4) Majid Akeel 1020 N. Hollywood Way #120 Burbank, CA 91505
(5) ASM-Alternative Securities Markets Group 9107 Wilshire Blvd., Suite 450 Beverly Hills, CA 90210

Broadcast 3DTV, Inc.

2014 as of August

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

Broadcast 3DTV, Inc. is a California Stock Corporation formed on August 14, 2012. The Company was formed for the purpose of broadcasting and transmitting 3D content and programming without the need of glasses for viewing. Company is engaged in the manufacture of inexpensive hardware and software working in combination for the no glasses 3D effect. Company's advanced technology is proprietary, patent pending and wholly owned by Company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis Of Accounting:
The Financial Statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Income Taxes
The Company is a Subchapter C Corporation and accordingly and files a tax return with the Internal Revenue Service on an annual basis.

NOTE 3. CAPITAL STRUCTURE:
The Company has one hundred million shares of Common Stock authorized, one hundred and twenty five thousand shares of Preferred Stock authorized. Fifty eight million, twenty four thousand and fifty shares of common stock are issued and outstanding. A merger with NewShow Media, Inc. on August 4, 2014 increased the total stock issued.

NOTE 4. DEBT:
Company has no outstanding long term or short term debt or issues that may affect the future bottom line.

08/11/14

Broadcast 3DTV
Profit and Loss Standard
January through December 2013

	Jan - Dec '13
Ordinary Income/Expense	
Income	
Product Income	39.24
Service Income	4,000.00
Total Income	4,039.24
Expense	
Accountant	541.00
Advertising and Promotion	1,300.00
Bank Charge	335.45
Computer and Internet Expe...	1,067.62
Meals and Entertainment	51.31
Subcontracted Services	2,200.00
Taxes	825.00
Travel Expense	7,478.20
Total Expense	13,798.58
Net Ordinary Income	-9,759.34
Net Income	-9,759.34

08/11/14

Broadcast 3DTV
Balance Sheet Standard
As of December 31, 2013

	Dec 31, '13
ASSETS	
Current Assets	
Checking/Savings	
BOA	150.97
Total Checking/Savings	150.97
Total Current Assets	150.97
Other Assets	
Startup Cost	
Legal	26,359.00
Payout	155,900.00
Total Startup Cost	182,259.00
Total Other Assets	182,259.00
TOTAL ASSETS	182,409.97
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loans from DZ	70.00
Total Other Current Liabil...	70.00
Total Current Liabilities	70.00
Total Liabilities	70.00
Equity	
Investor	242,758.00
Retained Earnings	-50,658.69
Net Income	-9,759.34
Total Equity	182,339.97
TOTAL LIABILITIES & EQUITY	182,409.97

08/11/14

Broadcast 3DTV
Statement Of Cash Flows
January through December 2013

	Jan - Dec '13
OPERATING ACTIVITIES	
Net Income	-9,759.34
Adjustments to reconcile Net Income to net cash provided by operations:	
Loans from DZ	70.00
Net cash provided by Operating Acti...	-9,689.34
INVESTING ACTIVITIES	
Startup Cost:Legal	-20,859.00
Startup Cost:Payout	-97,150.00
Net cash provided by Investing Activ...	-118,009.00
FINANCING ACTIVITIES	
Investor	125,824.00
Net cash provided by Financing Acti...	125,824.00
Net cash increase for period	-1,874.34
Cash at beginning of period	2,025.31
Cash at end of period	150.97

2013 Statement of Shareholder's Equity

	Preferred	Common		Percentage
Dean Zanetos (1)		10,000,000	Management	10%
Sidney Kassouf (2)		12,000,000	Management	12%
Marko Budgyk (3)		5,000,000	Shareholder	5%
Majid Akeel (4)		1,833,150	Shareholder	2%
Total		28,833,150		
Company Hold		71,166,850	Hold for options, warrants & future stock holders.	Total percentage of authorized shares available.
Grand Total		100,000,000		

(1) Dean Zanetos 1020 N. Hollywood Way #120 Burbank, CA 91505
(2) Sidney Kassouf 1020 N. Hollywood Way #120 Burbank, CA 91505
(3) Marko Budgyk 1020 N. Hollywood Way #120 Burbank, CA 91505
(4) Majid Akeel 1020 N. Hollywood Way #120 Burbank, CA 91505

Broadcast 3DTV, Inc.

2013

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

Broadcast 3DTV, Inc. is a California Stock Corporation formed on August 14, 2012. The Company was formed for the purpose of broadcasting and transmitting 3D content and programming without the need of glasses for viewing. Company is engaged in the manufacture of inexpensive hardware and software working in combination for the no glasses 3D effect. Company's advanced technology is proprietary, patent pending and wholly owned by Company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis Of Accounting:
The Financial Statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Income Taxes
The Company is a Subchapter C Corporation and accordingly and files a tax return with the Internal Revenue Service on an annual basis.

NOTE 3. CAPITAL STRUCTURE:
The Company has one hundred million shares of Common Stock authorized, one hundred and twenty five thousand shares of Preferred Stock authorized. Twenty eight million, eight hundred thirty three thousand and one hundred fifty shares of common stock are issued and outstanding.

NOTE 4. DEBT:
Company has no outstanding long term or short term debt or issues that may affect the future bottom line.

08/11/14

Broadcast 3DTV
Balance Sheet Standard
As of December 31, 2012

	Dec 31, '12
ASSETS	
Current Assets	
Checking/Savings	
BOA	2,025.31
Total Checking/Savings	2,025.31
Total Current Assets	2,025.31
Other Assets	
Startup Cost	
Legal	5,500.00
Payout	58,750.00
Total Startup Cost	64,250.00
Total Other Assets	64,250.00
TOTAL ASSETS	66,275.31
LIABILITIES & EQUITY	
Equity	
Investor	116,934.00
Net Income	-50,658.69
Total Equity	66,275.31
TOTAL LIABILITIES & EQ...	66,275.31

08/11/14

Broadcast 3DTV
Profit and Loss Standard
August through December 2012

	Aug - Dec '...
Ordinary Income/Expense	
Expense	
Advertising and Promotion	16,608.14
Bank Charge	45.00
Computer and Internet Expe...	1,409.68
Subcontracted Services	21,978.90
Travel Expense	10,616.97
Total Expense	50,658.69
Net Ordinary Income	-50,658.69
Net Income	-50,658.69

08/11/14

Broadcast 3DTV
Statement Of Cash Flows
August through December 2012

	Aug - Dec '...
OPERATING ACTIVITIES	
Net Income	-50,658.69
Net cash provided by Operating Acti...	-50,658.69
INVESTING ACTIVITIES	
Startup Cost:Legal	-5,500.00
Startup Cost:Payout	-58,750.00
Net cash provided by Investing Activ...	-64,250.00
FINANCING ACTIVITIES	
Investor	116,934.00
Net cash provided by Financing Acti...	116,934.00
Net cash increase for period	2,025.31
Cash at end of period	2,025.31

2012 Statement of Shareholder's Equity

	Preferred	Common		Percentage
Dean Zanetos (1)		10,000,000	Management	10%
Sidney Kassouf (2)		12,000,000	Management	12%
Marko Budgyk (3)		5,000,000	Shareholder	5%
Majid Akeel (4)		934,407	Shareholder	1%
Total		27,934,407		
Company Hold		72,065,593	Hold for options, warrants & future stock holders.	Total percentage of authorized shares available.
Grand Total		100,000,000		

(1) Dean Zanetos 1020 N. Hollywood Way #120 Burbank, CA 91505
(2) Sidney Kassouf 1020 N. Hollywood Way #120 Burbank, CA 91505
(3) Marko Budgyk 1020 N. Hollywood Way #120 Burbank, CA 91505
(4) Majid Akeel 1020 N. Hollywood Way #120 Burbank, CA 91505

Broadcast 3DTV, Inc.

2012

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

Broadcast 3DTV, Inc. is a California Stock Corporation formed on August 14, 2012. The Company was formed for the purpose of broadcasting and transmitting 3D content and programming without the need of glasses for viewing. Company is engaged in the manufacture of inexpensive hardware and software working in combination for the no glasses 3D effect. Company's advanced technology is proprietary, patent pending and wholly owned by Company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis Of Accounting:
The Financial Statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Income Taxes
The Company is a Subchapter C Corporation and accordingly and files a tax return with the Internal Revenue Service on an annual basis.

NOTE 3. CAPITAL STRUCTURE:
The Company has one hundred million shares of Common Stock authorized, one hundred and twenty five thousand shares of Preferred Stock authorized. Twenty seven million, nine hundred thirty four thousand and four hundred seven shares of common stock are issued and outstanding.

NOTE 4. DEBT:
Company has no outstanding long term or short term debt or issues that may affect the future bottom line.

Signature Certificate

Document Reference: 26S2XFI5SKFI2ZND8KZLAH

RightSignature
Easy Online Document Signing



Dean Zanetos
Party ID: H37RYRIJ22VIXS4WTHGGVI
IP Address: 142.129.67.60
VERIFIED EMAIL: dz@b3dtv.com

Electronic Signature:

Multi-Factor
Digital Fingerprint Checksum 6f5cf89c5081bcbb267492540f68e5851639fae8





Sidney Kassouf
Party ID: 2LIL7ZJ6VLSG4SH9CP463M
IP Address: 23.123.160.167
VERIFIED EMAIL: sidneyk@b3dtv.com

Electronic Signature:

Multi-Factor
Digital Fingerprint Checksum fb2ec20b9ddcb64e5576a63f631b195cb46eb7f5





Alternative Securities Markets Group
Party ID: 2E6VH7ITP4ARH9KN5BHHGG
IP Address: 76.91.17.17
VERIFIED EMAIL: legal@asmmarketsgroup.com

Electronic Signature:

Multi-Factor
Digital Fingerprint Checksum 7f5b7bf8b9c5ec8f7d01fab44fbf46a84766fcf3



Timestamp	Audit
2014-08-19 11:32:30 -0700	All parties have signed document. Signed copies sent to: Dean Zanetos, Sidney Kassouf, and Alternative Securities Markets Group.
2014-08-19 11:32:30 -0700	Document signed by Sidney Kassouf (sidneyk@b3dtv.com) with drawn signature. - 23.123.160.167
2014-08-19 11:27:12 -0700	Document signed by Dean Zanetos (dz@b3dtv.com) with drawn signature. - 142.129.67.60
2014-08-19 11:22:49 -0700	Document viewed by Dean Zanetos (dz@b3dtv.com). - 142.129.67.60
2014-08-19 11:22:37 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
2014-08-19 11:22:32 -0700	Document viewed by Sidney Kassouf (sidneyk@b3dtv.com). - 23.123.160.167
2014-08-19 11:22:10 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17



This signature page provides a record of the online activity executing this contract.

Signature Certificate


Document Reference: 26S2XFI5SKFI2ZND8KZLAH

RightSignature
Easy Online Document Signing

2014-08-19 11:22:10 -0700	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17



This signature page provides a record of the online activity executing this contract.

PART III – EXHIBITS

EXHIBIT A

Broadcast 3DTV, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd.

Suite 450

Beverly Hills, California 90210

LEGAL@ASMMARKETSGROUP.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

9% Convertible Preferred Stock Units 1 to 10,000

Subject to the terms and conditions of the shares of 9% Preferred Convertible Preferred Stock Units (the "Convertible Preferred Stock") described in the Broadcast 3DTV, Inc. Offering Circular dated August 19th, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of 9% Convertible Preferred Stock set forth below for a purchase price of $100.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "CreditSmartPRO, Inc." evidencing $100.00 for each share of Convertible Preferred Stock Subscribed, subject to a minimum of ONE 9% Preferred Convertible Preferred Stock Unit ($100.00).

I understand that my subscription is conditioned upon acceptance by Broadcast 3DTV, Inc. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that Broadcast 3DTV, Inc. Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of 9% Convertible Preferred Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I certify that I have read the Offering Circular and that I am relying on no representations other than those set forth in the Offering Circular. I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of 9% Convertible Preferred Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company ONLY through the Alternative Securities Markets Group's Securities Resale Portal at ***http://www.AlternativeSecuritiesMarket.com***, and that no public market for the Company's securities has been created or may be created in the future.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for ______________ 9% Convertible Preferred Stock Units of Broadcast 3DTV, Inc., with no par value per share, at a purchase price **of $100.00 (ONE HUNDRED FIFTY DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $____________________).

Made as of this ___________ day of _________________, 2014 by and between Broadcast 3DTV, Inc., a California Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

WITNESETH:

WHEREAS, the Company is offering for sale up to TEN THOUSAND 9% Convertible Preferred Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **Broadcast 3DTV, Inc., C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210**, payable by check to the order of **Broadcast 3DTV, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **Company Convertible Securities:** All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
    - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60

days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ <u>YEAR 3</u>: (Shareholder Conversion Option)

- At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ <u>YEAR 4</u>: (Optional Conversion Option)

- At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the

Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- <u>YEAR 5</u>: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fifth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

6 **<u>Notices.</u>** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to **Broadcast 3DTV, Inc, 1020 North Hollywood Way, Suite 120, Burbank, California 91505**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of California, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

13. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

14. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Broadcast 3DTV, Inc.

By: ______________________________________
President

PURCHASER:

____
Signature of Purchaser

____
Alternative Securities Market Investment Account Number

EXHIBIT B

Law office of

William A. Birdwell

Intellectual Property Attorney

Office: 503-290-2425
Cell: 503-545-2797
billbirdwell@wabiplaw.com
www.wabiplaw.com

Portland Office:
805 SW Broadway, Suite 2440
Portland, OR 97205

Los Angeles Office:
11400 West Olympic Blvd, Suite 200
Los Angeles, CA 90064

August 1, 2014

Via Email & US Mail

Sidney Kassouf, President
Broadcast 3DTV, Inc.
1020 North Hollywood Way, #120
Burbank, CA 91505

Re: U.S. Patent Application No. 14/051,407
"System for Distributing Auto-Stereoscopic Images"
Our Ref: P00012-02US

Dear Sidney:

Enclosed for your records are copies of the above-identified patent application as filed with the U.S. Patent and Trademark Office on October 16, 2013, its official filing receipt, and a Preliminary Amendment filed on July 29, 2014. We will keep you informed of further developments in the application.

Please contact me if you have any questions.

Sincerely



William A. Birdwell
Enclosures
cc: John Tamkin, Ph.D.



UNITED STATES PATENT AND TRADEMARK OFFICE

UNITED STATES DEPARTMENT OF COMMERCE
United States Patent and Trademark Office
Address: COMMISSIONER FOR PATENTS
P.O. Box 1450
Alexandria, Virginia 22313-1450
www.uspto.gov

APPLICATION NUMBER	FILING or 371(c) DATE	GRP ART UNIT	FIL FEE REC'D	ATTY.DOCKET.NO	TOT CLAIMS	IND CLAIMS
14/051,407	10/10/2013	2872	2760	P00012-02US	48	7

CONFIRMATION NO. 5076

UPDATED FILING RECEIPT



102505
Law Office of William A. Birdwell
805 SW Broadway
Suite 2440
Portland, OR 97205

Date Mailed: 06/02/2014

Receipt is acknowledged of this non-provisional patent application. The application will be taken up for examination in due course. Applicant will be notified as to the results of the examination. Any correspondence concerning the application must include the following identification information: the U.S. APPLICATION NUMBER, FILING DATE, NAME OF APPLICANT, and TITLE OF INVENTION. Fees transmitted by check or draft are subject to collection. Please verify the accuracy of the data presented on this receipt. **If an error is noted on this Filing Receipt, please submit a written request for a Filing Receipt Correction. Please provide a copy of this Filing Receipt with the changes noted thereon. If you received a "Notice to File Missing Parts" for this application, please submit any corrections to this Filing Receipt with your reply to the Notice. When the USPTO processes the reply to the Notice, the USPTO will generate another Filing Receipt incorporating the requested corrections**

Inventor(s)
Sidney Kassouf, Burbank, CA;

Applicant(s)
Sidney Kassouf, Burbank, CA;

Power of Attorney: None

Domestic Priority data as claimed by applicant
This appln claims benefit of 61/712,208 10/10/2012

Foreign Applications for which priority is claimed (You may be eligible to benefit from the **Patent Prosecution Highway** program at the USPTO. Please see http://www.uspto.gov for more information.) - None.
Foreign application information must be provided in an Application Data Sheet in order to constitute a claim to foreign priority. See 37 CFR 1.55 and 1.76.

If Required, Foreign Filing License Granted: 10/25/2013

The country code and number of your priority application, to be used for filing abroad under the Paris Convention, is **US 14/051,407**

Projected Publication Date: 09/11/2014

Non-Publication Request: No

Early Publication Request: No
** SMALL ENTITY **

Title

System for distributing Auto-Stereoscopic Images

Preliminary Class

359

Statement under 37 CFR 1.55 or 1.78 for AIA (First Inventor to File) Transition Applications: No

PROTECTING YOUR INVENTION OUTSIDE THE UNITED STATES

Since the rights granted by a U.S. patent extend only throughout the territory of the United States and have no effect in a foreign country, an inventor who wishes patent protection in another country must apply for a patent in a specific country or in regional patent offices. Applicants may wish to consider the filing of an international application under the Patent Cooperation Treaty (PCT). An international (PCT) application generally has the same effect as a regular national patent application in each PCT-member country. The PCT process simplifies the filing of patent applications on the same invention in member countries, but does not result in a grant of "an international patent" and does not eliminate the need of applicants to file additional documents and fees in countries where patent protection is desired.

Almost every country has its own patent law, and a person desiring a patent in a particular country must make an application for patent in that country in accordance with its particular laws. Since the laws of many countries differ in various respects from the patent law of the United States, applicants are advised to seek guidance from specific foreign countries to ensure that patent rights are not lost prematurely.

Applicants also are advised that in the case of inventions made in the United States, the Director of the USPTO must issue a license before applicants can apply for a patent in a foreign country. The filing of a U.S. patent application serves as a request for a foreign filing license. The application's filing receipt contains further information and guidance as to the status of applicant's license for foreign filing.

Applicants may wish to consult the USPTO booklet, "General Information Concerning Patents" (specifically, the section entitled "Treaties and Foreign Patents") for more information on timeframes and deadlines for filing foreign patent applications. The guide is available either by contacting the USPTO Contact Center at 800-786-9199, or it can be viewed on the USPTO website at http://www.uspto.gov/web/offices/pac/doc/general/index.html.

For information on preventing theft of your intellectual property (patents, trademarks and copyrights), you may wish to consult the U.S. Government website, http://www.stopfakes.gov. Part of a Department of Commerce initiative, this website includes self-help "toolkits" giving innovators guidance on how to protect intellectual property in specific countries such as China, Korea and Mexico. For questions regarding patent enforcement issues, applicants may call the U.S. Government hotline at 1-866-999-HALT (1-866-999-4258).

O O

LICENSE FOR FOREIGN FILING UNDER

Title 35, United States Code, Section 184

Title 37, Code of Federal Regulations, 5.11 & 5.15

GRANTED

The applicant has been granted a license under 35 U.S.C. 184, if the phrase "IF REQUIRED, FOREIGN FILING LICENSE GRANTED" followed by a date appears on this form. Such licenses are issued in all applications where the conditions for issuance of a license have been met, regardless of whether or not a license may be required as set forth in 37 CFR 5.15. The scope and limitations of this license are set forth in 37 CFR 5.15(a) unless an earlier license has been issued under 37 CFR 5.15(b). The license is subject to revocation upon written notification. The date indicated is the effective date of the license, unless an earlier license of similar scope has been granted under 37 CFR 5.13 or 5.14.

This license is to be retained by the licensee and may be used at any time on or after the effective date thereof unless it is revoked. This license is automatically transferred to any related applications(s) filed under 37 CFR 1.53(d). This license is not retroactive.

The grant of a license does not in any way lessen the responsibility of a licensee for the security of the subject matter as imposed by any Government contract or the provisions of existing laws relating to espionage and the national security or the export of technical data. Licensees should apprise themselves of current regulations especially with respect to certain countries, of other agencies, particularly the Office of Defense Trade Controls, Department of State (with respect to Arms, Munitions and Implements of War (22 CFR 121-128)); the Bureau of Industry and Security, Department of Commerce (15 CFR parts 730-774); the Office of Foreign AssetsControl, Department of Treasury (31 CFR Parts 500+) and the Department of Energy.

NOT GRANTED

No license under 35 U.S.C. 184 has been granted at this time, if the phrase "IF REQUIRED, FOREIGN FILING LICENSE GRANTED" DOES NOT appear on this form. Applicant may still petition for a license under 37 CFR 5.12, if a license is desired before the expiration of 6 months from the filing date of the application. If 6 months has lapsed from the filing date of this application and the licensee has not received any indication of a secrecy order under 35 U.S.C. 181, the licensee may foreign file the application pursuant to 37 CFR 5.15(b).

Electronic Acknowledgement Receipt

EFS ID:	19720298
Application Number:	14051407
International Application Number:	
Confirmation Number:	5076
Title of Invention:	System for distributing Auto-Stereoscopic Images
First Named Inventor/Applicant Name:	Sidney Kassouf
Customer Number:	102505
Filer:	William A. Birdwell/George Painter
Filer Authorized By:	William A. Birdwell
Attorney Docket Number:	P00012-02US
Receipt Date:	29-JUL-2014
Filing Date:	10-OCT-2013
Time Stamp:	19:22:00
Application Type:	Utility under 35 USC 111(a)

Payment information:

Submitted with Payment	no

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The page size in the PDF is too large. The pages should be 8.5 x 11 or A4. If this PDF is submitted, the pages will be resized upon entry into the Image File Wrapper and may affect subsequent processing

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2	Drawings-only black and white line drawings	Drawings.pdf	188371 [illegible]	no	5

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This Acknowledgement Receipt evidences receipt on the noted date by the USPTO of the indicated documents, characterized by the applicant, and including page counts, where applicable. It serves as evidence of receipt similar to a Post Card, as described in MPEP 503.

New Applications Under 35 U.S.C. 111
If a new application is being filed and the application includes the necessary components for a filing date (see 37 CFR 1.53(b)-(d) and MPEP 506), a Filing Receipt (37 CFR 1.54) will be issued in due course and the date shown on this Acknowledgement Receipt will establish the filing date of the application.

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New International Application Filed with the USPTO as a Receiving Office
If a new international application is being filed and the international application includes the necessary components for an international filing date (see PCT Article 11 and MPEP 1810), a Notification of the International Application Number and of the International Filing Date (Form PCT/RO/105) will be issued in due course, subject to prescriptions concerning national security, and the date shown on this Acknowledgement Receipt will establish the international filing date of the application.

IN THE UNITED STATES PATENT AND TRADEMARK OFFICE

Re:	U. S. Patent Application No. 14/051,407	Confirmation No.: 5076
Inventor:	Sidney KASSOUF	
For:	SYSTEM FOR DISTRIBUTING AUTO-STEREOSCOPIC IMAGES	
Filed:	October 10, 2013	
Examiner:	Mehrdad Dastouri	
Date:	July 29, 2014	

Mail Stop Amendment
Commissioner of Patents
P. O. Box 1450
Alexandria, VA 22313-1450

PRELIMINARY AMENDMENT

Commissioner:

Please amend the above-identified application by inserting the enclosed five sheets of drawings, numbered Figs. 1 through 9, that were inadvertently omitted from the above-identified application at filing.

These drawings are identical to the Figs. 1 through 9 of Provisional Application No. 61/712,208, filed October 10, 2012, the entire contents of which were incorporated by reference in the specification of the present application at page 1, paragraph 1. Therefore, this amendment does not introduce any new matter.

The Examiner is encouraged to contact the undersigned with any questions.

Sincerely,

/William A. Birdwell/
William A. Birdwell
Reg. No. 27,181

Law Office of William A. Birdwell
805 S.W. Broadway, Suite 2440
Portland OR 97205
(503) 419-3013


1/5
10
CONTENT PROVIDER
14
3D CONTENT
(PAIRS OF STEREOSCOPIC IMAGES)
12
16
SERVICE PROVIDER
CONTENT
PROCESSING
18
22
WEB SERVER
26
IMAGE PROCESSING
SOFTWARE
21
TOKEN
MEMORY
36
OPTICAL
MASK
23
24
CONTENT
STORAGE
19
ACCOUNT
MEMORY
TOKEN
VERIFICATION
SOFTWARE
42
LENS
ATTACHMENT
38
COMMON
CARRIER
INTERNET
17
40
SUBSCRIBER
DEVICE
TOKEN
RETAIL STORE
DISPLAY
SCREEN
32
30
CAMERA
40
SUBSCRIBER
28

FIG. 1



A
B
V
H
20
A'
B'

FIG. 2



26
A
B

FIG. 3


P A(1,1)
P A(1,2)
P A(1,3)
P A(1,N)
P A(2,1)
P A(2,2)
A
M
P A(M,1)
P A(M,2)
N
P B(1,1)
P B(1,2)
P B(1,3)
P B(1,M)
P B(2,1)
P B(2,2)
B
M
P B(M,1)
P B(M,2)
N

FIG. 4


A
B
A1
A2
A3
A4
AN
B1
B2
B3
B4
BN

FIG. 5


20
B1
B3
B5
A'
B'
A1
A3
A5

FIG. 6


34
B1
B3
B5
A1
A3
A5

FIG. 7


Q
1
P
C1
C2
C3
CQ

FIG. 8


W2
W1
OM2
C1
C2
C3
OM1

FIG. 9


Fig. 10
D
1/4
50
52
COMN
CN
CN-1
R
L
RIGHT
EYE
PUPIL
54
56
C6
C5
C4
C3
C2
C1
COM3
COM2
COM1
LEFT
EYE
PUPIL


Fig. 11
CN
CN-1
RIGHT
EYE
PUPIL
54
56
C6
C5
C4
C3
C2
C1
LSR
LSG
LSB
12
COM3
COM2
COM1
LEFT
EYE
PUPIL


Fig. 12A
C6
L
C5
R
C4
L
C3
R
C2
L
LSR
C1
R
LSG
LSB
R=255
G=255
B=255
COM4
COM3
COM2
COM1


Fig. 12B
C6
L
C5
R
C4
L
C3
R
C2
L
C1
R
P1,1
R=175
G=255
B=255
COM4
COM3
COM2
COM1


Fig. 12C
C6
L
C5
R
C4
L
C3
R
C2
L
C1
R
P1,1
R=255
G=255
B=175
COM4
COM3
COM2
COM1

3/4


Fig. 13
RED
GREEN
BLUE


Fig. 14A
58
62
62
60
62
62


Fig. 14B
64
66
62


Fig. 14C
70
72
74




Fig. 15



Fig. 16



IN THE UNITED STATES PATENT AND TRADEMARK OFFICE

Cross Reference to Other Applications

The application claims priority to US Patent Application No. 61/712,208 which was filed on October 10, 2012 and is a provisional application and as such is incorporated herein by reference in its entirety.

Technical Field

The embodiments of the present invention disclosed herein relate generally to the field of distributing auto-stereoscope images to remote viewers, and more particularly to distributing such images as digital video over the Internet.

Background

3D image data are stereoscopic (or binocular), comprising pairs of stereoscopic images, each pair representing the same scene viewed from slightly different vantage points, to stimulate viewing the scene through two eyes. Each image of a stereoscopic pair of images therefore corresponds to a different one of the two eyes, and 3D image display technologies must ensure that each eye receives only the image corresponding to that eye with the other image being blocked or filtered out.

Three-dimensional ("3D") images, like two-dimensional ("2D") images, are viewed with an intended orientation relative to the viewer's eyes, in which from the user's perspective there is a "top" of the image, a "bottom" of the image, and "left" and "right" sides of the image. If the image is digital, it is defined by pixels arranged in a matrix that define rows running from left to right, and columns running from top to bottom (the columns run vertically, and the rows run horizontally, as the image is normally viewed).

Even if the image is not in digital form or has not been digitized, e.g., where it exists only on film, it can be specified as being defined by a finite number of pixels of a given size, where the image resolution is proportional to the number of pixels, and inversely proportional to the size of the pixels.

Most commonly, the two stereoscopic images are merged into a composite stereoscopic image in which the two stereoscopic images are distinctly coded, such as by color or light polarization, and interleaved with one another. Thus if each stereoscopic image has a resolution of X, the composite stereoscopic image will likewise have a resolution of X. Thus the pair of stereoscopic images taken together will have a resolution (or number of pixels) that is twice that of the resulting composite stereoscopic image; or looked at in reverse, the composite stereoscopic image will have only have the resolution of the pair of stereoscopic images taken together.

A pair of stereoscopic images corresponds to a single video frame, so they must be transmitted, for display in real-time, within the video frame rate, typically 1/60 second.

In the active shutter technology, the two stereoscopic images are transmitted sequentially; but again, for display in real-time, both must be transmitted within the video frame rate.

In general then, 2X pixels will need to be transmitted within the time defined by the video frame rate to enjoy full resolution of a 3D image, whereas only X pixels would have been required to enjoy the same resolution if the image were displayed in 2D. Since transmission bandwidth is normally a limiting factor in the transmission of video data, it is more practical, if the video is to be streamed or viewed in real-time, to transmit the composite stereoscopic image instead of the pair of stereoscopic images and sacrifice resolution.

A number of different 3D display technologies are currently in use. These technologies are typically used for displaying 3D video, but they can be used to display 3D still images as well.

Typically, the two stereoscopic images of a pair of stereoscopic images are distinctly coded such as by color or by light polarization, and the viewer must wear special glasses with distinctly different lenses for each eye, each lens having a filter suitable for passing only the image intended for that eye.

A different approach is known as "active shutter" display technology, which also requires special glasses. Here the two stereoscopic images are streamed in sequence, and the lenses of the glasses are independently controlled to either pass or block light from the display screen in appropriate synchronization.

Viewers generally prefer not to be required to wear special glasses to view 3D content, and to address this preference, there are a number of auto-stereoscopic display technologies that eliminate this requirement. These can be broadly categorized as being either "volumetric" technologies, such as holography, and "flat panel" technologies that display 3D from an essentially flat (from the viewer's perspective) display screen.

The flat panel auto-stereoscopic display technologies utilize two basic methods for distinguishing the two stereoscopic images of a stereoscopic image pair, namely, lenticular, and parallax blocking.

In the lenticular display technology, the panel is provided with a series of columnar lenses overlaying the columns of the display screen. Each lens preferentially directs the light emitted or reflected from the column (or columns) in particular directions within a limited range, so that the image defined by the column (or columns) is visible only if the eye is (or eyes are) within that range.

In the parallax blocking technology, the panel is provided with a mask defining a series of alternating and periodically spaced-apart stripes of opaque material, between which are defined corresponding light transmissive stripes. The stripes are aligned with the columns and overlay the display screen, but they are spaced some distance away, in front of the display screen, to generate parallax between the stripes of the mask and the columns of the display. Then, depending on the location of the viewer's eye, the parallax may be such as to either allow or prevent the viewer from being able to see one or more of the columns under the mask.

The lenticular technology is most often used for inexpensively displaying still images in 3D, or multiple 2D images (where different images are seen from respective different directions). In common usage, a molded lenticular screen is adhered on top of an image on a greeting card, or on packaging for consumer items, for example.

The parallax blocking technology is currently the technology of choice for displaying 3D video. It has been incorporated into 3D video cameras and televisions typically by use of patterned liquid crystal material, built-on to the display screen, which is turned on to define the opaque stripes when it is desired to view data in 3D, and turned off to allow the display to be used for viewing 2D images. This has cost and convenience drawbacks, which the present invention is directed to solving.

<u>**Summary**</u>

Systems for distributing auto-stereoscopic images are disclosed herein. Among other things, the system provides for a method for providing a parallax blocking mask for attachment to the display device having a flat panel display screen and a particular configuration so as to enable auto-stereoscopic viewing with the display device. This method includes the steps of creating the mask at a first location, and sending the mask to a second location remote from the first location by common carrier, so that, when the mask is attached to the display device so as to overlie the display screen, an auto-stereoscopic image is produced by the mask.

The following additional features may be provided within the method for providing a parallax blocking mask, either separately or in combination: (1) providing the mask with alternating and periodically spaced-apart stripes of substantially opaque material and arranging the stripes to define a spatial duty cycle that is either substantially less than 50%, or more preferably within the range 20 – 40%, or most preferably, essentially 1/3, or as close to 1/3 as possible; and (2) where the display device displays an array of pixels and the pixels define columns, arranging the stripes so that they are periodically repeated at intervals equal to two of the columns.

The following feature may also be provided within the method for providing a parallax blocking mask, either alone or in combination with either or both of the features (1) and (2): (3) forming one or more composite stereoscopic images from a respective one or more stereoscopic image pairs, selecting, from within the image display device, data from each composite image obtained from just one of the associated stereoscopic image pairs, and displaying the data on the display screen with the mask mounted to the image display device.

The feature (3), in any combination within the method for providing a parallax blocking mask in which it is provided, may be combined with another feature (4) of storing the one or more composite images in the image display device.

The system also provides for a method for distributing 3D image content derived from one or more stereoscopic image pairs. This method includes forming respective compressed composite stereoscopic images from the one or more stereoscopic image pairs, storing the one or more compressed composite stereoscopic images on an Internet web server, downloading the one or more compressed composite stereoscopic images from the Internet web server to a remote image display device having a display screen, interleaving the one or more compressed composite stereoscopic images within the remote image display device, and displaying the interleaved one or more compressed composite stereoscopic images on the display screen.

The following additional features may be provided within the method for distributing 3D image content, either separately or in combination: (1) anamorphically compressing the one or more stereoscopic images; and (2) creating a parallax blocking mask having alternating and periodically space-apart stripes of substantially opaque material, each stripe having an equal width, wherein the display device defines an array of pixels arranged in columns, each column having an equal width, the step of creating including defining the width of the stripes based on the width of the columns, and sending the created mask to a remote location so that, when the mask is attached to the display device so as to overlie the display screen, an auto-stereoscopic image is produced by the mask.

The following feature may also be provided within the method for distributing 3D image content, either alone or in combination with either or both of the features (1) and (2): (3) providing a software application for performing said step of interleaving that is specially adapted for use in the remote image display device; and downloading the software application from the Internet web service to the remote image display device.

The feature (3), in any combination within the method for distributing 3D image content in which it is provided, may be combined with another feature (4) of producing multiple compressed composite stereoscopic images, wherein said step of downloading includes transmitting each compressed composite stereoscopic image over the Internet at a standard television frame rate.

The system also provides for a parallax blocking mask for an auto-stereoscopic image display device having a flat panel display screen, the blocking mask comprising alternating and periodically spaced-apart stripes of substantially opaque material defining a spatial duty cycle that is substantially less than 50%, or more preferably within the range 20 – 40%, or most preferably, essentially 1/3, or as close to 1/3 as possible.

The following additional features may be provided in the parallax blocking mask either separately or in combination: (1) the blocking stripes are permanently opaque; and (2) where the display device defines an array of pixels arranged in columns, the blocking stripes are periodically repeated at intervals equal to two of the columns.

The system also provides for an auto-stereoscopic display system, including a flat panel display, a parallax blocking mask attached to the flat panel display, the mask comprising a plurality of parallax blocking stripes defining a spatial duty cycle that is less than 50%, or more preferably within the ranged 20 – 40%, or most preferably, essentially 1/3, or as close to 1/3 as possible, and a signal processor disposed within the display system adapted to receive one or more pairs of stereoscopic images, interleave the images horizontally, and display the interleaved images so that when the blocking stripes of the mask are aligned with respective columns of pixels in the display, an auto-stereoscopic image is produced by the mask.

Preferably within the auto-stereoscopic display system, the spatial duty cycle of the blocking stripes is essentially one-third substantially opaque to two-thirds substantially transmissive.

The system also provides for a method for providing 3D television content over a communications channel. This method includes the steps of providing a server adapted to receive 3D image content and distribute that content over the communications channel to a selected subscriber as pairs of stereoscopic images, providing to the selected subscriber a parallax blocking mask adapted to overlay a flat panel display so as to produce auto-stereoscopic images in response to a display of interleaved pairs of stereoscopic images, and providing to the subscriber application software suitable for use by the display to receive the pairs of stereoscopic images and produce and display interleaved pairs of stereoscopic images.

The method for providing 3D television content over a communications channel may include providing a token to the subscriber for identifying the subscriber to the server to request receipt of 3D image content from the server, and providing administrative software within the server to receive a token sent over the communications channel, verify that the token qualifies the subscriber to receive 3D image content and, if so, send selected 3D image content to the subscriber.

It is to be understood that this summary is provided as a means for generally determining what follows in the drawings and detailed description, and is not intended to limit the scope of the invention. The foregoing and other objects, features, and advantages of the invention will be readily understood upon consideration of the following detailed description taken in conjunction with the accompanying drawings.

Brief Description of the Drawings

Figure 1 is a block diagram of a preferred system for distributing auto-stereoscopic images according to the invention.

Figure 2 is a schematic diagram of a process of combining the images of a pair of stereoscopic images to form a composite stereoscopic image.

Figure 3 is a schematic diagram of the overlapping field of the two stereoscopic images of a stereoscopic image pair.




Figure 4 is a schematic diagram of the two stereoscopic images of a stereoscopic pair as defined by corresponding arrays of pixels.

Figure 5 is a schematic diagram corresponding to Figure 4, showing columns defined by the two stereoscopic images.

Figure 6 is a schematic diagram corresponding to Figure 5, showing a composite stereoscopic image according to the invention.

Figure 7 is a schematic diagram of an interleaved composite stereoscopic image obtained from the composite stereoscopic image of Figure 6.

Figure 8 is a schematic diagram of a display service showing pixels of the display device and corresponding columns.

Figure 9 is a schematic diagram of an enlarged portion of the display device of Figure 8, in combination with an optical mask according to the present invention.

Figure 10 is a schematic diagram of a horizontal cross section of a monochromatic display device and a typical prior art parallax barrier mask showing columns of display pixels and viewer pupil positions to perceive stereoscopic images.

Figure 11 is a schematic diagram of a horizontal cross section of a color display device and a typical prior art parallax barrier mask showing columns of red, green and blue display pixels and viewer pupil positions to perceive stereoscopic images.

Figure 12A is the schematic of Figure 11 together with reference values of red, green and blue light intensity passing through transparent columns of the mask.

Figure 12B is the schematic of Figure 12A with the mask moved to the right.

Figure 12C is the schematic of Figure 11 with the mask moved to the left.

Figure 13 is an illustration of how red, green and blue colors mix when they overlap.

Figure 14A shows front view and end view representations of the density of a section of a binary parallax barrier mask.

Figure 14B shows front view and end view representations of the density of a section of a first sloped transition parallax barrier mask.




Figure 14C shows front view and end view representations of the density of a section of a second sloped transition parallax barrier mask.

Figure 15 is a front view of a grey scale density parallax barrier mask.

Figure 16 is a front view of a barrier mask whose density accords with a diffusion dither transform of the grey scale density mask of Figure 15.

Detailed Description of Preferred Embodiments

Content Provider and Service Provider

Figure 1 shows a preferred system 10 for distributing auto-stereoscopic images, or "content", according to the present invention. The system includes a "content provider" 12 and a "service provider" 16. The content provider is a source of stereoscopic image pairs, referred to as "3D content" 14, which may be obtained in any known manner and provided in any known form.

The stereoscopic image pairs are typically a part of a video production, in which case there will be many of the stereoscopic image pairs associated together for sequential viewing, but they may represent stand-alone still images as well.

The 3D content 14 is provided by the content provider 12 to the service provider 16, preferably according to the terms of a pre-arranged agreement between the content provider and the service provider. The 3D content is typically in digital form, but this is not essential. The 3D content may be downloaded to the service provider over the Internet, but it could also be mailed in the form of hard media such as film or digital video disc (DVD). The format of the 3D content and the manner of its transmission or conveyance to the service provider 14 is not an important aspect of the invention.

With additional reference to Figure 2, the service provide 14 includes a "content processing" module 18 that receives the 3D content 14 and, if not it is not in digital form already, digitizes it to produce digital stereoscopic image pairs A and B. It should be understood that each image of the pair represents the same scene at the same time seen from a different vantage point, where the vantage points of the two images A and B are within a limited distance from one another, typically 2.5" corresponding to the average separation of a viewer's eyes. Two camera lenses are utilized to view respectively the images A and B, with the fields of view of the two

O O

lenses overlapping. The result is illustrated graphically in Figure 3, showing an overlapping area 26 in which the same objects are visible in both images A and B.

The content processing module 18 preferably further includes software for combining the stereoscopic image pairs A and B to form a corresponding composite stereoscopic image 20. Figure 2 illustrates this result, in which the composite stereoscopic image 20 includes two halves A′ and B′, which are each horizontally, but not vertically (reference the axes "V" (vertical) and "H" (horizontal)), "compressed" versions of the images A and B, respectively. This is referred herein as an "anamorphic" compression, by which whole columns of pixels are eliminated from the A and B images, as will next be explained.

Figure 4 shows the pixelated form of the pair of stereoscopic images A and B of Figure 2. Image A is either actually or conceptually represented by pixels $P_{A(m,n)}$ where "m" is an integer ranging from 1 to "M", and "n" is an integer ranging from 1 to "N", and where M is the total number of rows and N is the total number of columns of the image A. Likewise, image B is either actually or conceptually represented by pixels $P_{B(m,n)}$. A few of these pixels are shown, it being understood that both images have M X N total pixels, arranged in M rows and N columns. Figure 4 represents 3D content as it is received from the content provider 10.

Figure 5 corresponds to Figure 4, showing particularly the columns N in the images A and B, namely (from left to right) A_1, A_2 ... A_N; and B_1, B_2, ... B_N. So there are 2N total columns. It is desired to be able to transmit the 2N columns at the standard video frame rate, i.e., the frame rate at which, normally, only N columns are transmitted, corresponding to a single 2D image of resolution M x N.

Thus it is desired to eliminate half the data, and the anamorphic data reduction is preferably accomplished by eliminating alternating pairs of corresponding columns, e.g., eliminating columns A_2, A_4, A_6 etc. in the image A, to form the anamorphically compressed image of A′ of Figure 2, and eliminating corresponding columns B_2, B_4, B_6, etc. in the image B, to form the anamorphically compressed image B′. However, other strategies for eliminating columns could be used without departing from the principles of the invention.

Turning to Figure 6, the anamorphically compressed images A′ and B′ are concatenated to form an anamorphic composite stereoscopic image 20 that is ready for transmission. The width of the anamorphic composite stereoscopic image is W = N, since the width of each stereoscopic image of the original stereoscopic image pairs has been reduced in width from N to N/2 by the elimination of one-half of the original columns. Thus the anamorphic composite stereoscopic has a resolution M x N, the same as a single one of the stereoscopic images of a stereoscopic image pair.

Such compression is desired for video images so that the data contained in the images are reduced sufficiently to allow 3D content to be transmitted from the service provider over the Internet, to a subscriber 28, within the available bandwidth at the standard video frame rate. However, such processing may be omitted if the available bandwidth is large enough that it does not impose a limitation. Moreover, where image compression is desired, other compression strategies could be used, either lossy or lossless. Also, the video frame rate is not generally a limitation for still images, but still images are preferably anamorphically compressed in the same way as video data for consistency.

The anamorphic composite stereoscopic images 20 are stored by the service provider 16 in a "content storage" memory 24, which is shown in residing within a "web server" 22, but which need only be accessible by the web server 22. Alternatively, if it is not necessary to form compressed or composite images, the stereoscopic image pairs may themselves be stored in the memory 24. For purposes of discussion, it will be assumed that anamorphic composite stereoscopic images will be formed and stored in the memory 24.

Service Provider and Subscriber

The service provider 16 also interacts with a subscriber 28, preferably according to the terms of a pre-arranged agreement between the service provider and the subscriber. Particularly, the service provider provides the following services to the subscriber: (1) downloading, over the Internet, the anamorphic composite stereoscopic images to a "subscriber device" 30, which is typically a smart phone but which could be any camera, phone, computer or television having a flat panel display screen 32: (2) downloading or otherwise providing "image processing software" 26 to the subscriber device (3); and (3) providing an "optical mask" 36 to the subscriber.

The service (1) may be provided in any known commercial form, such as subscription TV, video on demand, and pay per view, and the images may be stored in a memory (not shown) of the subscriber's device for either controlled or uncontrolled periods of time.

Under the service (2), the image processing software is preferably downloaded over the Internet to the subscriber device 30 as a result of the subscriber communicating a "token" 17 to the web server 22, the token having been issued to the subscriber by the service provider 16.

However, the image processing software could also be provided as a physical object, such as a CD-ROM or flash drive, and delivered to the subscriber by the common carrier 38 (Figure 1); and under either or both the services (2) and (3) a physical object may be delivered o any specified remote location by common carrier 38. The remote location could be anywhere the subscriber 28 specifies as a mailing address, or it could be a retail store at which the subscriber 28 may purchase or pick the object(s) up.

In connection with the service (2), the service provider 16 includes an account memory 19 for storing subscriber account information and a memory 21 for storing the issued tokens. The service provider 16 also includes a token verification software module 23 for comparing a token, received from the subscriber over the Internet, with the memory 21 to verify that the token is valid, and with the memory 19 for verifying that the subscriber's account is current.

In connection with the service (3), Figure 1 shows the common carrier delivering the optical mask 36, either directly to the subscriber 28 or to a retail store 40 to which the subscriber 28 has access. It should be understood that the common carrier could deliver a hardcopy of the image processing software 26 to the same remote location.

Where the remote location at which a physical object is made available to the subscriber 28 under either service (2) and (3) is a retail store, preferably it is the same retail store that sells the subscriber devices.

<u>Image Processing</u>

The image processing software 26 that is made resident in the subscriber device 30, either by downloading or streaming it from the Internet or by other means, is an application that forms an interleaved composite stereoscopic image 34 from an anamorphic composite image 20, and fits the interleaved composite stereoscopic image 34 to the display screen 32.

Figure 7 shows the resulting interleaved anamorphic composite image 34, obtained by interleaving the columns A_1, A_3, A_5, etc., of the left hand half A' of the anamorphic composite image 20 of Figure 6, with the corresponding columns B_1, B_3, B_5, etc., of the right hand half B', on the assumption that the even numbered columns in both images have been eliminated in the anamorphic compression discussed above.

Preferably this interleaving is performed at the subscriber device 30 by the image processing software 26, but it could be instead be performed at the content processing module 18 at the service provider 16.

The interleaved composite stereoscopic images 34 are to be mapped to the display screen 32 of the subscriber device 30.

Figure 8 represents the display screen 32 of the subscriber device 30. It has "P" rows, and "Q" columns "C", of pixels, namely C_1, C_2, ... C_Q, defining a pixel space of size P x Q. Generally, P will be less than M (Figures 4 and 5); and Q will be less than N, so that there are more data in the interleaved composite stereoscopic image 34, in both the vertical and horizontal directions (see Figure 4 – axes "V" and "H"), than are needed to "fill" the pixel space P x Q. In that case, each column of the display screen 32 will be mapped to one column of the interleaved composite stereoscopic image 34, leaving behind columns at the left and/or right of the interleaved composite stereoscopic image, and leaving behind rows at the top and/or bottom of the interleaved composite stereoscopic image, as needed.

Referring back to Figure 3, it should be noted that only the overlapping region of the images A and B provide 3D stereoscopic data. So the interleaved composite stereoscopic images 34 should be centered on the matrix P x Q, and the columns representing the extreme edges of the interleaved composite stereo images 34 would not be displayed. These unwanted columns may be discarded in the anamorphically compressed composite image 20 with the image processing software 18 at the service provider 16, and they may alternatively be discarded by the image processing software 26 at the subscriber device.

If there are not enough rows or columns in the interleaved composite stereoscopic image 34 to fill the pixel space P x Q, which could happen if either P>M or Q>N, the image processing software may insert a letterbox matte, or use any number of standard techniques to expand the images to fit the screen. However again, only the columns representing the overlapping region of the original images A and B should be displayed.

Optical Mask

Figure 9 shows, enlarged, a representative three of the columns C of the display screen 32 as shown in Figure 9, namely, Columns C_1, C_2, and C_3. Registered to these three columns are a representative two optical mask elements "OM" namely OM_1 and OM_2, of a parallax blocking optical mask 36. The optical mask elements OM are periodically spaced opaque stripes.

 

Corresponding light transmissive stripes are defined between the opaque optical mask elements OM.

The optical mask elements OM have equal widths W_1, whereas the spacing W_2 is the width of two adjacent pixel columns C. The spacing W_2 is obtained by dividing the width of the display screen 32 by the number of columns Q and multiplying by two.

The spacing W_2 between the optical mask elements OM is therefore determined by the column width (i.e., it is twice the column width) of the particular display screen 32; and the width W_1 also bears a relationship to the spacing W_2. As noted previously, in the prior art the opaque portions and the transmissive portions of a mask typically have the same width that is, the width of a single column of pixels on the display screen, and the mask is built in to the display screen.

The present inventor has recognized however, that the mask could be provided as an overlay tailor for the display screen 32, and such an optical mask together with image processing software also tailored to the subscriber device 30 can be provided for user installation on any subscriber device.

Thus there is no need for the image processing software 26 to have the flexibility to handle all the anticipated display screen variations such as was discussed above.

Instead, the service provider 16 can provide a specific version of image processing software that will work with the particular subscriber device.

Also as noted previously, the built-in prior art asks employ liquid crystals for the optical mask elements so that they can be turned on, for viewing 3D content, and off, for viewing ordinary 2D content. This requires additional manufacturing and operating expense as well as user involvement. However, the inventor herein has discovered that using an appropriate ratio of opaque stripe width to light transmissive stripe width, either 3D or 2D images may be viewed without alternating the mask.

Prior art stripes have typically been provided in a 1:1 width ratio, i.e., equal widths of opaque stripes alternating with light transmissive stripes, each width being the width of one column of display pixels. Then, 50% of the light from the display screen is blocked. So it is important to turn the mask off when it is desired to view 2D content.

But the present inventors have discovered that a 1:2 width ratio, with the opaque stripes having a width W_1 that is ½ the width of the light transmissive stripes, and more particularly where the width W_1 of the opaque stripes is 1/3 the width W_2 of two adjacent columns of display pixels, provides two outstanding advantages; first, it provides for significantly wider angle viewing, and second it reduces the light blockage so that it is feasible to leave a permanently striped mask on the display screen when viewing 2D content. The insight leading to this discovery was to recognized an advantage in "seeing around" the stripes, which is counterintuitive because the purpose of parallax blocking is essentially to prevent that.

Since the optical mask according to the invention is overlaid on an existing screen rather than being built into it, it is applied over a (typically) glass layer having thickness, and there are variations in the thickness of the glass with different devices. These variations may call for some adjustment of the 1:2 ratio.

It is convenient to recognize that the ratio of opaque stripe width to light transmissive stripe width in the case of a 1:2 width ratio is 1/3 : 2/3, and to define a spatial "duty cycle" or the opaque stripes of W_1/W_2, in this case 1/3 or 33%. Using this terminology, the spatial duty cycle is preferably less than 50%; more preferably within the range 20% - 40%; and most preferably as close to 1/3 as possible.

Returning briefly to Figure 1, the optical mask 36 is provided by the service provider 16 to the subscriber 28. Since the optical mask is a physical object, it is delivered by a common carrier, such as the US postal service or a private carrier, to the subscriber, or it may be delivered by the same type of carrier to a retail store for purchase or pick-up by the subscriber. The subscriber manually attaches the mask to the subscriber device 30 so that it overlies the display screen 32. The mask may be attached to the subscriber device in a number of different ways that will be apparent to persons of ordinary mechanical skill. Particularly if the display device 30 is a smart phone, the mask may be integrated with the standard screen protector and thereby be applied by snap fit to the outer contour of the phone, although other fastening means may be used.

It is important to minimize rotational misalignment between the optical mask 36 and the display screen 32, to eliminate the creation of Moiré patterns, and this consideration calls for maintaining a close vertical alignment between these two components, but it has been found to be unimportant to maintain horizontal alignment, i.e., the mask elements OM in Figure 10 may be shifted arbitrarily to the right or to the left without noticeably affecting their function.

An optical mask has been created by using a clear acetate sheet, of the sort used on overhead projectors, with a stripe pattern defining a 33% spatial duty cycle repeating over a width equal to two pixel columns being printed thereon by use of a standard Hewlett Packard LASERJET®. The mask was then used to overlay a liquid crystal device (LCD) display screen with outstanding results. In particular, the mask was found to provide for extreme wide angle viewing of 3D content.

Subscriber Generated Content

Also according to the invention, the subscriber 28 may upload 3D content captured at the subscriber device 30 to the service provider 16, and view the 3D content as it is being captured on the display screen 32.

Returning to Figure 1, if as is typical the subscriber 30 has a camera 40, a standard stereoscopic lens attachment 42 is preferably provided to the subscriber 28 for the subscriber to install over the existing camera lens. Since the subscriber device already has a camera lens, the principle function of the lens attachment is to capture two stereoscopic images and couple them side-by-side to the entrance pupil of the camera lens.

The lens attachment 42, like the optical mask 26, may be either delivered to the subscriber 28 by common carrier, or made available for purchase at a retail store, preferably the same retail store that sells the subscriber devices. More preferably where the distribution channel is a retail store, the optical mask and the lens attachment are preferably bundled together, along with information defining a "token" or password for the user to use to request from the service provider 16 that the image processing software 26 be downloaded over the Internet to the subscriber device from the web server 22.

As an alternative, the software could also be provided as a physical object, such as a CD-ROM or flash drive, and bundled with the mask and lens attachment for distribution in a single package.

The stereoscopic lens attachment 42 may be used to cause the camera to acquire 3D stereoscopic images like the images A and B of Figure 2. Such images can be uploaded to the service provider 16, over the Internet, in the same manner that like images have been downloaded to the service provider 16 from the content provider 12, routed to the content processing module 18. In such case, the images are processed to form anamorphically compressed composite stereoscopic images as described above, for downloading to the other subscribers.

The content could also, of course, be downloaded to the same subscriber who originally captured the images; however, the invention also provides for this subscriber to view the 3D content as it is being captured.

As noted above, the image processing software 26 is made resident in subscriber device 30, wherein it performs the functions of forming an interleaved composite stereoscopic image 34 from the anamorphic composite stereoscopic image 20 received from the service provider, and fitting the interleaved composite stereoscopic image 34 to the display screen 32.

For allowing the subscriber to view 3D content captured at the subscriber device 30, the image processing software 26 may provide, as an optional processing step, the same anamorphic composite stereoscopic image formation function that is ordinarily performed in the content processing module 18. The anamorphic stereoscopic lens would perform the anamorphic compression optically, eliminating the need for anamorphic compression to be accomplished in software.

Displaying 3D Content as 2D Content

According to the invention, 3D content may be displayed in 2D even with the optical mask 36 being present. The image processing software 26 may be adapted for this purpose to refrain from forming the interleaved composite stereoscopic image, and instead displaying just one half of the (preferably anamorphically compressed) composite stereoscopic image 20 as received from the service provider 16.

It has also been found that, while the use of a parallax blocking mask having a duty cycle significantly less than fifty percent increases viewing angle and enables a single mask to be used for both 3D and 2D viewing, a further advantage can be achieved by using a blocking mask where the edges of the opaque stripes make a gray scale transition, particularly if the transition is dithered, and more particularly, stochastically dithered. This reduces the visibility, or contrast, of Moire patterns that are produced by optical interaction between different spatial frequency content of the mask and the display itself, especially when the mask is misaligned with the display. It also reduces the effects of color fringing in the case of a color display.

Turning to Figure 10, which is a view from the top of a monochromatic display 50, a conventional mask 52 with nominally sharp edges is placed in front of the display 50, separated





from the display by distance D in the axial dimension 54. The viewer is located in front of the mask with the viewer's left and right pupils located at positions P_L and P_R in the lateral (horizontal) dimension 56, respectively. It can be seen that, to achieve a three-dimensional effect, C_1 of the image is blocked by conventional opaque mask stripe COM_2 from being seen by the viewer's right eye at P_R, and C_2 of the image is blocked by opaque mask stripe COM_2 from being seen by the viewer's left eye at P_L. Thus, every odd numbered column of pixels, but none of the even numbered columns of pixels, can be seen by the viewer's left eye. Similarly, every even numbered column of pixels, but none of the odd numbered columns of pixels, can be seen by the viewer's right eye, and vice-versa. Where the odd numbered pixels display the left image of a stereoscopic pair of images and the even numbered pixels display the right image of the stereoscopic pair, the viewer at that position can perceive a three-dimensional image.

With this conventional mask properly aligned in the horizontal dimension with the display pixel columns, and the viewer located at the optimum axial and lateral location, the viewer should ordinarily see a three dimensional image without any interference effects. However, if the mask 52 is misaligned in the lateral, or the viewer is not at the optimum axial distance, the viewer will see some amount of a Moire interference pattern due to the different spatial frequency content of the mask compared to the display arising from the fact that the period of the mask is different than a multiple of the pixel period. The Moire interference fringes appear when the mask is not precisely manufactured and has a slightly different periodicity than the optimal design. The fringes increase in visibility with misalignment of the mask. They also appear and increase in visibility as the viewer moves away from the optimum viewing position.

Figure 11 is similar to Figure 10, but in this case each pixel has a red light source LS_R, such as a red-filtered liquid crystal retarder or a red light emitting diode, a green light source LS_G, and a blue light source LS_B, so that the display can produce colored images. The mask ensures that the colored light sources at each pixel can only be seen by one eye when the viewer is in the optimum viewing position.

Figure 12A is the same as Figure 11, except that it shows that the intensity code for each color is 255. (This code has no intrinsic meaning; it is only used to illustrate relative intensities.) These intensities are the relative intensities of each color as perceived by the viewer, without regard to color mixing.




However, in Figure 12B, the mask has been moved slightly to the left in the lateral dimension. A consequence of this change is that a portion of the red light from pixel $P_{1,1}$ is blocked, which changes the intensity of red light from that pixel as seen by the viewer, thereby altering the perceived color, as illustrated by the color mixing chart of figure 13. In addition, this shift in mask position enables a portion of the blue light from other pixels to be seen by the viewer with both eyes, which produces undesirable color fringing.

Similarly, in Figure 12 C, the mask has been moved slightly to the the right. In this case a portion of the blue light from pixel $P_{1,1}$ is blocked, which changes the intensity of blue light from that pixel as seen by the viewer, thereby altering the perceived color, as illustrated by the color mixing chart of figure 13. In addition, this shift in mask position enables a portion of the red light from other pixels_ to be seen by the viewer from both , which also produces undesirable color fringing.

The front view 58 and lateral density profile 60 of a conventional mask with sharp edges 62 are illustrated in Figure 14A. These sharp edges yield high contrast fringing effects discussed above. It can be shown that the spatial frequency content, visibility and color (in the case of a color display), depend on the duty cycle of the mask and the slope of the opaque stripe edges. In particular, the color, or tint, of the Moire pattern depends on the positions and slope of the edges. Changing the position of the edges will change the central color of the pattern; the slope will affect the distribution of colors within the fringes.

By adjusting these parameters, for example as shown in Figures 14Band 14C, these fringe characteristics can be controlled to some extent, but not completely. Figure 14B shows a front view 64 and lateral density pattern 66 with a sloped density change 68, which produces a grey scale transition from opaque to transparent, and vice-versa. Figure 14C shows a front view 70 and lateral density pattern 72 with a more gradually sloped density change 74, which produces a grey scale transition from transparent to opaque. Generally, the more gradual is the change in density, the lower the visibility of fringes produced by misalignment will be.




One preferred method of printing that can be adapted to for the purpose of producing a parallax blocking mask of the type disclosed herein is halftone printing, commonly used in the publishing industry to produce images for presentation to a viewer. Other methods that can be used are, for example, the xerographic transfer process, inkjet printing and the silver halide film process. In all of these printing methods, greyscale perception is achieved by the size, distribution and quantity of printed particles. A salient distinction here is that the methods are used to produce a blocking mask, rather than an image for presentation to a viewer.

A front view of the density of a heuristically determined grey scale parallax blocking mask that was found to considerably reduce the production and visibility of Moire fringes in general and color fringing in the face of mask misalignment is shown in Figure 15.

It has been discovered that, by printing the mask on a transparent medium using a binary printing method such that the perceived density of the printed pattern depends on the size, position and quanta of material deposited on the medium, the Moire patterns and color fringing can be significantly reduced. Specifically, by two-dimensional redistribution of such quanta of material so as to introduce spatial noise (dithering) while reducing their number or average randomized spacing so as to produce a gradual change from opaque to transparent at the edges of the stripes, the visibility of Moire fringes and color fringing in the face of mask misalignment, change in view position from the optimal position, or both, can be greatly reduced. This can be thought of as a mask with noisy transitions.

Moreover, it has been discovered that fringing can be greatly reduced by using a mask that has been stochastically dithered. One known dithering method that is particularly effective is "diffusion dithering." An example of a parallax blocking mask produced by that method is shown in Figure 16. More specifically, the greyscale pattern of Figure 15 was transformed to the mask pattern of Figure 16 using a stochastic transformation algorithm known as the diffusion dither transform. A parallax blocking mask having this diffusion dithered greyscale pattern printed by binary printing process was found to greatly reduce the Moire and color fringing, sensitivity of the 3D image to mask misalignment, and sensitivity to user position.

It is to be understood that a mask having a duty cycle of less than fifty percent, as described herein, may be combined with the features of a mask having gradual edge transitions





as also described herein to achieve optimal performance in a parallax blocking three dimensional display system as described herein.

The terms and expressions which have been employed in the foregoing specification are used therein as terms of description and not of limitation, and there is no intention, in the use of such terms and expressions, to exclude equivalents of the features shown and described or portions thereof, it being recognized that the scope of the invention is defined and limited only by the claims that follow.





CLAIMS:

1. A method for providing a parallax blocking mask for attachment to an image display device having a flat panel display screen and a particular configuration so as to enable auto-stereoscopic viewing with the display device, comprising the steps of:

creating the mask at a first location; and

sending the mask to a second location remote from the first location by common carrier, so that, when the mask is attached to the display device so as to overlie the display screen, an auto-stereoscopic image is produced by the mask.

2. The method of claim 1, wherein said step of creating includes providing the mask with alternating and periodically spaced-apart stripes of substantially opaque material and arranging said stripes to define a spatial duty cycle that is substantially less than 50%.

3. The method of claim 2, wherein the display device displays an array of pixels, wherein the pixels define columns, and wherein said step of creating includes arranging said stripes so that said stripes are periodically repeated at intervals equal to two of said columns.

4. The method of claim 1, wherein said step of creating includes providing the mask with alternating and periodically spaced-apart stripes of substantially opaque material and arranging said stripes to define a spatial duty cycle that is within the range 20 – 40%.

5. The method of claim 4, wherein the display device displays an array of pixels, wherein the pixels define columns, and wherein said step of creating includes arranging said stripes so that said stripes are spaced-apart by a spacing equal to two of said columns.

6. The method of claim 1, wherein said step of creating includes providing the mask with alternating and periodically spaced-apart stripes of substantially opaque material, wherein the display device defines an array of pixels arranged in columns, wherein said step of creating includes arranging said stripes so that said stripes are spaced-apart by a spacing equal to two of

said columns, and arranging said stripes to define a spatial duty cycle that is as close to 1/3 as possible.

7. The method of claim 1, further comprising forming one or more composite stereoscopic images from a respective one or more stereoscopic image pairs, selecting, from within the image display device, data from each composite image obtained from just one of the associated stereoscopic image pairs, and displaying the data on the display screen with the mask mounted to the image display device.

8. The method of claim 7, further comprising storing the one or more composite images in the image display device.

9. A method for distributing 3D image content derived from one or more stereoscopic image pairs, comprising the steps of:

forming respective compressed composite stereoscopic images from the one or more stereoscopic image pairs;

storing the one or more compressed composite stereoscopic images on an Internet web server;

downloading the one or more compressed composite stereoscopic images from the Internet web server to a remote image display device having a display screen;

interleaving the one or more compressed composite stereoscopic images within the remote image display device; and

displaying the interleaved one or more compressed composite stereoscopic images on the display screen.

10. The method of claim 9, further comprising a software application for performing said step of interleaving that is specially adapted for use in the remote image display device, and downloading the software application from the Internet web server to the remote image display device.

11. The method of claim 10, further comprising producing multiple compressed composite stereoscopic images, and wherein said step of downloading includes transmitting each compressed composite stereoscopic image over the Internet at a standard television frame rate.

12. The method of claim 9, wherein said step of forming includes anamorphically compressing the one or more stereoscopic images.

13. The method of claim 9, further comprising creating a parallax blocking mask having alternating and periodically spaced-apart stripes of substantially opaque material, each stripe having an equal width, wherein the display device defines an array of pixels arranged in columns, each column having an equal width, said step of creating including defining the width of said stripes based on the width of said columns, and sending the creating mask to a remote location so that, when the mask is attached to the display device so as to overlie the display screen, an auto-stereoscopic image is produced by the mask.

14. A parallax blocking mask for an auto-stereoscopic image display device having a flat panel display screen, comprising alternating and periodically spaced-apart stripes of substantially opaque material defining a spatial duty cycle that is substantially less than 50%.

15. The parallax blocking mask of claim 14, wherein the parallax blocking stripes are permanently opaque.

16. The parallax blocking mask of claim 14, wherein the display device defines an array of pixels arranged in columns, wherein the parallax blocking stripes are periodically repeated at intervals equal to two of said columns, and wherein the parallax blocking stripes define a spatial duty cycle that is close to 1/3 as possible.

17. An auto-stereoscopic display system comprising:

a flat panel display;

a parallax blocking mask attached to the flat panel display, the mask comprising a plurality of parallax blocking stripes defining a spatial duty cycle that is less than 50%; and a single processor disposed within the display system adapted to receive one or more pairs of stereoscopic images, interleave the images horizontally, and display the interleaved image so that when the blocking stripes of the mask are aligned with respective columns of pixels in the display, an auto-stereoscopic image is produced by the mask.

18. The auto-stereoscopic display system of claim 15, wherein the spatial duty cycle of the blocking stripes is essentially one-third substantially opaque to two-thirds substantially transmissive.

19. A method for providing 3D television content over a communications channel, comprising:

providing a server adapted to receive 3D image content and distribute that content over the communications channel to a selected subscriber as pairs of stereoscopic images;

providing to the selected subscriber a parallax blocking mask adapted to overlay a flat panel so as to produce auto-stereoscopic images in response to a display of interleaved pairs of stereoscopic images; and

providing to the subscriber application software suitable for use by the display to receive the pairs of stereoscopic images and produce and display interleaved pairs of stereoscopic images.

20. The method of claim 19, further comprising providing a token to the subscriber for identifying the subscriber to the server to request receipt of 3D image content from the server, and providing administrative software within the server to receive a token sent over the communications channel, verify that the token qualifies the subscriber to receive 3D image content and, if so, send selected 3D image content to the subscriber.

21. The method of claim 1, wherein the parallax blocking mask is created by:

generating a periodic pattern of substantially opaque stripes separated by substantially transparent stripes producing borders there between, wherein at least some of the borders are defined by a gradual transition from substantially opaque to substantially transparent; and creating the mask using the periodic pattern.

22. The method of claim 21, wherein said transition is noisy.

23. The method of claim 22, wherein generating the periodic pattern comprises producing a mathematical representation of a periodic pattern of substantially opaque stripes separated by substantially transparent stripes producing borders there between wherein the borders are defined by a known function defining a gradual transition from substantially transparent to substantially opaque stripes, then transforming that transition to a dithered distribution of opaque fields in a transparent background.

24. The method of claim 23, wherein producing a mathematical representation of a periodic pattern of substantially opaque stripes separated by substantially transparent stripes comprises transforming the known function using a stochastic dithering transform.

25. The method of claim 24, wherein the stochastic dithering transform comprises a diffusion dither transform.

26. The method of claim 25, wherein creating the mask comprises printing the pattern on a transparent material using a binary printing process whose minimum feature size is some fraction of the minimum feature size of the pattern.

27. The method of claim 26, wherein the binary printing process is selected from one of a half tone printing process, a xerographic transfer process, an inkjet printing process or a silver halide film production process.

28. The method of claim 24, wherein creating the mask comprises printing the pattern on a transparent material using a binary printing process whose minimum feature size is some fraction of the minimum feature size of the pattern.

29. The method of claim 28, wherein the binary printing process is selected from one of a half tone printing process, a xerographic transfer process, an inkjet printing process or a silver halide film production process.

30. The method of claim 23, wherein creating the mask comprises printing the pattern on a transparent material using a binary printing process whose minimum feature size is some fraction of the minimum feature size of the pattern.

31. The method of claim 30, wherein the binary printing process is selected from one of a half tone printing process, a xerographic transfer process, an inkjet printing process or a silver halide film production process.

32. The method of claim 1, creating the mask comprises printing the pattern on a transparent material using a binary printing process that exhibits a naturally random distribution of printed particles whose grain size is large in comparison with one-half the period of the lowest spatial frequency of the mask.

33. A method for providing a parallax blocking mask for attachment to an image display device having a display screen and a particular configuration of pixels arranged in columns, comprising:

generating a periodic pattern of substantially opaque stripes separated by substantially transparent stripes producing borders there between, wherein at least some of the borders are defined by a gradual transition from substantially opaque to substantially transparent; and creating the mask using the periodic pattern.

34. The method of claim 33, wherein said transition is noisy.

35. The method of claim 34, wherein generating the periodic pattern comprises producing a mathematical representation of a periodic pattern of substantially opaque stripes separated by substantially transparent stripes producing borders there between wherein the borders are defined by a known function defining a gradual transition from substantially transparent to substantially

opaque stripes, then transforming that transition to a dithered distribution of opaque fields in a transparent background.

36. The method of claim 35, wherein producing a mathematical representation of a periodic pattern of substantially opaque stripes separated by substantially transparent stripes comprises transforming the known function using a stochastic dithering transform.

37. The method of claim 36, wherein the stochastic dithering transform comprises a diffusion dither transform.

38. The method of claim 37, wherein creating the mask comprises printing the pattern on a transparent material using a binary printing process whose minimum feature size is some fraction of the minimum feature size of the pattern.

39. The method of claim 38, wherein the binary printing process is selected from one of a half tone printing process, a xerographic transfer process, an inkjet printing process or a silver halide film production process.

40. The method of claim 34, wherein creating the mask comprises printing the pattern on a transparent material using a binary printing process whose minimum feature size some fraction of the minimum feature size of the pattern.

41. The method of claim 40, wherein the binary printing process is selected from one of a half tone printing process, a xerographic transfer process, an inkjet printing process or a silver halide film production process.

42. The method of claim 33, wherein creating the mask comprises printing the pattern on a transparent material using a binary printing process whose minimum feature size is some fraction of the minimum feature size of the pattern.

43. The method of claim 33, wherein the binary printing process produces a naturally occurring randomized distribution of particles.

44. A mask for attachment to an image display device having a display screen and a particular configuration of pixels arranged in columns, comprising:




a substantially transparent material for mounting on the display screen; and

a periodic pattern of substantially opaque stripes separated by substantially transparent stripes producing borders there between printed on the transparent material, wherein at least some of the borders are defined by a gradual transition from substantially opaque to substantially transparent.

45. The mask of claim 44, wherein said transition is noisy.

46. The mask of claim 45, wherein the transition is a dithered distribution of opaque fields in a transparent background.

47. The mask of claim 46, wherein the dithering comprises stochastic dithering.

48. The method of claim 47, wherein the stochastic dithering comprises dithering according to a diffusion dither transform.




ABSCRACT

A system for distributing auto-stereoscopic images, a parallax blocking mask and methods for producing a parallax blocking mask. A parallax blocking mask is provided as an "add-on" for an existing image display device having a flat panel type display screen. The mask is tailored to the needs of the existing device and delivered to a remote user of the display device. The user mounts the mask to the display device so that the mask overlies the display screen. 3D content in the form of composite stereoscopic images derived from one or more stereoscopic image pairs, and application software, are downloaded to the display device over the Internet, and the application software interleaves the composite stereoscopic images for display on the display screen while the mask is in place. Use of a parallax blocking mask having variable edge transitions, a duty cycle less than fifty percent, or both, is disclosed.

EXHIBIT C

A0758963

2764602

FILED
Secretary of State
State of California

AUG 0 1 2014

1pc

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION OF

NEWSHOW MEDIA, INC.

Dean Zanetos and Sidney Kassouf hereby certify that:

A. They are the President and Secretary, respectively, of Newshow Media, Inc., a California corporation.

B. Article IV of the Articles of Incorporation of this corporation is amended and restated in its entirety to read as follows:

> "IV: The corporation is authorized to issue 29,000,000 shares of capital stock, all of one class, to be designated "Common Stock."

C. The corporation has never issued any shares of its capital stock and the corporation has no shareholders. The foregoing Certificate of Amendment has been duly approved and adopted by a majority of the directors of the Board of Directors of this corporation in accordance with Section 901 of the California Corporations Code.

The undersigned further declare under penalty of perjury under the laws of the State of California that the matters set forth in the foregoing articles are true and correct to their own knowledge.

Executed on 7/31, 2014.



Dean Zanetos, President



Sidney Kassouf, Secretary